Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

festivalPass LLC
1305 TOWN CREEK DR, NO 5
Austin, TX 78741
https://www.festivalpass.com/

Up to $999,999.36 in Class A Units at $2.88
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: festivalPass LLC
Address: 1305 TOWN CREEK DR, NO 5, Austin, TX 78741
State of Incorporation: NY
Date Incorporated: February 20, 2019

Terms:

Equity

Offering Minimum: $9,999.36 | 3,472 shares of Class A Units
Offering Maximum: $999,999.36 | 347,222 shares of Class A Units
Type of Security Offered: Class A Units
Purchase Price of Security Offered: $2.88
Minimum Investment Amount (per investor): $216.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Based on Amount Invested

$1,000 - Free 12 month Silver Membership worth $100

$3,000 - Free 12 month Gold Membership worth $320

$5,000 - Free 12 month Platinum Membership worth $535

$10,000 - Free 12 Month Founder Membership worth $1,020

$50,000 (6 perks available) - Join festivalPass Founder at a NY Rangers Hockey Game during the 2021 or 2022 Season and dinner after the game with NY Ranger Defenseman and festivalPass investor Jacob Trouba.

**All perks occur when the offering isz completed.*

Time-Based Bonus Shares

Invest within first 7 days get 35% bonus shares

Invest within first 15 days get 25% bonus shares

Invest within first 30 days get 15% bonus shares

Invest within first 45 days get 10% bonus shares

The 10% StartEngine Owners' Bonus

FestivalPass LLC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 Class A Units at $2.88/Unit, you will receive and own 110 units for $288. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

festivalPass is the world's first festival subscription service across music, film, food & wine, sports, theater, and more. Members pay a monthly subscription fee and receive credits to redeem for thousands of events locally and globally.

festivalPass partners with event rights holders to access events at a price below retail with a target of a 30% discount/revenue share to festivalPass. festivalPass allows members to redeem their credits for tickets to events at a lower cost and provides benefits including no ticketing fees, access to special perks and a community of like-minded live event seekers.

festivalPass received an investment of $1.2MM of media and cash to spend across social, digital, and radio on over 321 radio stations and websites as well as dozens of genre-specific websites reaching a total of 80 million people monthly. festivalPass has been successful in marketing to its audiences and has over 30,000 members adding hundreds of new members daily leveraging this media. We have been able to define our cost per new member and have been able to acquire new members at scale.

festivalPass has a unique data strategy that includes aggregating consumer data within the platform, from partner websites and mobile apps and other sources enriched from a data graph of over 250 million US consumers. We will enable the demographic and behavioral data to be used for in-app personalization/discovery, partner insights for our venue/event owners and to execute highly targeted programmatic media buys across publisher partners.

We offer a number of different pricing tiers from $9-$99/month. The higher monthly commitment of the member, the lower cost per credit the member pays, and the more predictable recurring revenue for festivalPass. We partner with event owners and ticket aggregators to acquire inventory at a discount that our members redeem their credits for.

Competitors and Industry

festivalPass is part of the projected $200B+ live events industry of which $68B will be transacted online by 2025.

The alternative to festivalPass is purchasing tickets from primary and secondary ticketing companies such as TicketMaster and paying high transactional fees for single one-time ticket purchases. We believe for decades acquiring tickets to events has been purely a transaction with no branded community or membership model to share in the full life-cycle of participating in live events. festival pass is creating a frictionless, efficient, and cost-effective community to engage, share, and receive benefits as a member of a community of like-minded people.

https://www.grandviewresearch.com/press-release/global-online-event-ticketing-market

https://www.alliedmarketresearch.com/events-industry-market

Current Stage and Roadmap

__Milestones__

festivalPass was incorporated in the State of New York in February 2019.

Identified a $200B industry that we believe will thrive in the coming years and adopt festivalPass as part of the industry solution.

Created a platform where members can enjoy thousands of festivals and events locally and globally for one monthly fee.

Developed a credit-based gross margin positive business model on every transaction.

Have secured $1.2MM of national/local digital and radio media ready to deploy from investor Townsquare Media (TSM), TSM is 3rd largest US radio network with 327 stations and digital properties reaching over 60 million fans monthly.

Over 30,000 members have signed up for the platform and we are converting almost 20% of unique visitors to our website into members. We can increase member acquisition at scale with an additional media budget.

Leveraged the background of our data-driven founder with extensive experience in consumer entertainment data and have secured a data set to assist member acquisition of over 20MM US consumers.

Have secured investment from notable investors including an NHL Hockey Player, founders, and an entrepreneur with $1.2B in exits to Microsoft & Salesforce.

Developed a credit-based gross margin positive business model on every transaction.

We have created a program called festivalPass Venue Capital Access Program (VCAP) in which debt investors will supply up to $100MM of capital to be deployed into live music venues. In return, the company will have access to up to a projected $200M worth of tickets the next few years for our members. Projection is based on the assumption that venues will supply 2X future tickets to obtain funds.

Next, we plan to increase member acquisition through different forms of paid social media campaigns.

The Team

Managers

Name: Edward Vincent

Edward Vincent's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO and Director
  Dates of Service: February 20, 2019 - Present
  Responsibilities: Manages all operations of the company; Annual Salary 150k

Other business experience in the past three years:

- **Employer:** Predict Analytics
  Title: Founder
  Dates of Service: June 01, 2014 - March 01, 2020
  Responsibilities: Founder; managed a holding company for data-related companies that have been incubated from Predict Analytics Team.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class A Units in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons

relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for subscription live events. Our revenues are therefore dependent upon the market for live events.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the early stages of our product festivalPass. Delays or cost overruns in the development of our festivalPass and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class A Units that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
festivalPass LLC was formed on Feb 20, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. festivalPass LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that festivalPass is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will

ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on festivalPass or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on festivalPass could harm our reputation and materially negatively impact our financial condition and business.

Risk of live events being postponed
There is a risk that live events continue to be postponed due to factors beyond the control of the industry including a resurgence of COVID-19 or other illness that spreads within large groups. There is a risk that live events delay or reschedule for various other reasons such as weather, terrorism, permitting issues or other reasons. A significant delay in the return of live events or the rescheduling of events to the future would have an adverse affect on the company and its ability to earn revenue.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
IFYOU LLC (100% owned and managed by Ed Vincent)	4,800,000	Class A Units	69.06

The Company's Securities

The Company has authorized Class A Units, and Class B Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 347,222 of Class A Units.

Class A Units

The amount of security authorized is 0 with a total of 6,950,140 outstanding.

Voting Rights

1 vote per unit

Material Rights

The total number of units outstanding on a fully diluted basis (6,950,140) includes 6,558,473 units outstanding and 391,667 units to be issued pursuant to outstanding warrants.

Each Unit Holder has anti-dilution, drag along, and tag-along rights as specified in the Operating Agreement. Please see the Operating Agreement attached as an Exhibit for details.

Anti-Dilution Protection.

Concurrently with the closing of each transaction constituting a Dilutive Event, the Percentage Interest with respect to each Class A and Class B Member shall be increased to equal the product of (a) the Pro Forma Percentage Interest that would be in effect immediately following the closing of the Dilutive Event but for this Section 6.4 multiplied by (b) the Adjustment Amount for such Dilutive Event, and the number of Class A and Class B Units held or owned by such Class A and Class B Member shall be accordingly adjusted.

Drag along and Tag-along rights.

Drag along refers to if in the future the company sells a majority of the units to an acquirer, the company can "drag along" minority unitholders so the full company can be sold to an acquirer.

Tag along rights refers to if the company sells a majority of the units of the company as a unit holder you can tag your units onto that sale so you can also sell your units at that time.

Class B Units

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

1 vote per unit

Material Rights

Each Unit Holder has anti-dilution, drag along, and tag-along rights as specified in the Operating Agreement. Please see the Operating Agreement attached as an Exhibit for details.

Anti-Dilution Protection.

Concurrently with the closing of each transaction constituting a Dilutive Event, the Percentage Interest with respect to each Class A and Class B Member shall be increased to equal the product of (a) the Pro Forma Percentage Interest that would be in effect immediately following the closing of the Dilutive Event but for this Section 6.4 multiplied by (b) the Adjustment Amount for such Dilutive Event, and the number of Class A and Class B Units held or owned by such Class A and Class B Member shall be accordingly adjusted.

Drag along and Tag-along rights.

Drag along refers to if in the future the company sells a majority of the units to an acquirer, the company can "drag along" minority unitholders so the full company can be sold to an acquirer.

Tag along rights refers to if the company sells a majority of the units of the company as a unit holder you can tag your units onto that sale so you can also sell your units at that time.

What it means to be a minority holder

As a minority holder of Class A Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Units
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: General operations
  Date: May 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Units
  Type of security sold: Equity
  Final amount sold: $50,000.00

Number of Securities Sold: 50,000
Use of proceeds: General operations
Date: October 01, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Units
Type of security sold: Equity
Final amount sold: $75,000.00
Number of Securities Sold: 75,000
Use of proceeds: General operations
Date: March 01, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Units
Type of security sold: Equity
Final amount sold: $1,200,000.00
Number of Securities Sold: 725,514
Use of proceeds: General operations
Date: March 01, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Units
Type of security sold: Equity
Final amount sold: $120,601.00
Number of Securities Sold: 72,651
Use of proceeds: General operations
Date: December 01, 2020
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company needs external capital to operate as it sees conversion of members to paying members in the second half of 2021. Until that time the company will rely on equity investors and vendor credit to manage operating capital needs.

There are 35,000 free members on the platform. These members can earn credits for inviting friends and other activities and can gain access to see event listing and cost of credits to redeem for events. When they want to attend an event they will need to upgrade to a paid plan or purchase credits to attend. All members will increasingly receive benefits as we add more to the platform.

Foreseeable major expenses based on projections:

The most significant expenses will be human resources, software development resources, and paid media to acquire new members.

Future operational challenges:

The ability to scale both sides of the marketplace in a balanced fashion by acquiring access to live event inventory to keep our members engaged while acquiring new members in relevant markets to keep our live event rights holders with an engaged audience.

Future challenges related to capital resources:

If there becomes additional lag in user interests or economic slow from additional pandemic-related events there may be challenges raising additional capital in the market to fund another lag in event activity.

Future milestones and events:

festivalPass has developed the festivalPass Venue Capital Access Program (VCAP) to inject up to $100MM of capital into live event venues in partnership with a debt investment fund and primary ticketing companies. This program could make available up to $200MM of live event tickets for our members and provide a revenue share to festivalPass for tickets pledged to VCAP but sold on other retail platforms or channels. This partnership could provide up to $20 million of revenue share to festivalPass over the next 2-3 years and could help mitigate the inventory side of the marketplace risks mentioned above.

The estimated $20MM of revenue is projected based on the success of deploying a full $100MM fund and each venue sharing in up to 10% revenue share on $200MM worth of ticketing inventory.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has access to various sources of cash from long-standing relationships of management including debt financing and additional equity investment from current investors. Cash on hand is approx $250K, there are no credit lines or loans from 3rd parties.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will a critical source of equity capital. We have various options for leveraging short term debt capital for specific operating expenses including paid media.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company. Total funds raised from the crowdfunding campaign will make up approx 20 to 35% of total funds raised and to be raised in the near future.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the minimum is raised, the company will be able to operate past the end of the year, leveraging other sources of capital, including debt capital. We have the flexibility to manage expenses, plan to use the funds raised to grown, and will increase spending as we increase capital raised.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum is raised the company will be able to operate past the end of the year leveraging other sources of capital including debt capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

It is expected that the company will source debt capital to fund growth for paid media member acquisition and there may be additional equity capital riases in the future.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Edward Vincent
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Edward Vincent lent the company $3,000 in 2019 that has since been paid back by the company.
  Material Terms: $3,000 loan that has been paid back.

Valuation

Pre-Money Valuation: $20,016,403.20

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options, warrants, and other securities with a right to acquire membership units are exercised but have excluded any membership units reserved for issuance under a stock plan.

Valuation Basis

The valuation from our company's most recent reg cf raise in December 2020 was $11.2MM pre-money. Since that time we have continued to add members, executed on various partnerships and made progress on sourcing an up to $100 million fund as part of a program in which debt investors will provide capital to be deployed into live music venues, and in return, venues will provide us with access to a projected $200 million worth of ticket inventory for our members over the next 2 to 3 years. The projection is based on the assumption that venues will provide 2X future ticket inventory for access to the funds.

We also considered eight publicly-traded marketplaces and subscription/membership companies and found each company is trading at $500 to $1,500 per member, a lower ARPU than we are anticipating. At the launch of this round, we will have 35,000-40,000 members and we have chosen a conservative price per member of approx $500.

The company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Marketing*
  50.0%
  Funds will be used for continued member acquisition through paid social

- *Company Employment*
  25.0%
  Increased development and management resources

- *Working Capital*
  21.5%
  General Operations

If we raise the over allotment amount of $999,999.36, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Increase member acquisition through paid social

- *Company Employment*
  25.0%
  Development and management resources

- *Working Capital*
  21.5%
  General Operations

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.festivalpass.com/ (corp.festivalpass.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/festivalpass

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR festivalPass LLC

[See attached]

festivalPass, LLC

(a New York limited liability company)

Financial Statements

For the calendar year ended 2020

And the inception period from February 20, 2019 to December 31, 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

March 8, 2021

To: Board of Managers, festivalPass, LLC
Attn: Ed Vincent
Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of festivalPass, LLC (a limited liability company organized in New York) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, member equity, and cash flows for the calendar year period ended December 31, 2020 and the inception period from February 20, 2019 through December 31, 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, member equity and its cash flows for the calendar year period ended December 31, 2020 and the inception period from February 20, 2019 through December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that its ability to continue as a going concern depends on its ability to raise additional financing in the near future. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

March 8, 2021

festivalPass, LLC
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
ASSETS		
Current Assets		
Cash and cash equivalents	$ 92,412	$ --
Total current assets	92,412	--
Total Assets	**$ 92,412**	**$ --**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 180,863	$ 60
Advances from founders	3,000	--
Total Current Liabilities	183,863	60
Total Liabilities	183,863	60
MEMBERS' EQUITY		
Membership interest	1,054,127	125,000
Retained earnings	(1,145,578)	(125,060)
Total Shareholders' Equity	(91,451)	(60)
Total Liabilities and Shareholder's Equity	**$ 92,412**	**$ --**

festivalPass, LLC
STATEMENT OF OPERATIONS
For Year Ended December 31, 2020 and
the inception period from February 20, 2019 through December 31, 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 1,553	$ 1,184
Operating expenses		
General and administrative	588,027	117,684
Software licensing	10,332	2,256
Sales and marketing	424,712	6,304
Total operating expenses	1,023,071	126,244
Net Operating Income (Loss)	(1,021,518)	(125,060)
EIDL Grant	1,000	--
Tax (provision) benefit	--	--
Net Income (Loss)	$ (1,020,518)	$ (125,060)

festivalPass, LLC
STATEMENT OF MEMBERS' EQUITY
For Year Ended December 31, 2020 and
the inception period from February 20, 2019 through December 31, 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Membership Interests	Retained Deficit	Total Members' Equity
Balance as of February 20, 2019 (inception)	**$ --**	**$ --**	**$ --**
Issuance of membership interests	125,000		125,000
Net loss		(125,060)	(125,060)
Balance as of December 31, 2019	**$ 125,000**	**$ (125,060)**	**$ (60)**
Issuance of membership interests	929,127		929,127
Net loss		(1,020,518)	(1,020,518)
Balance as of December 31, 2020	**$ 1,054,127**	**$ (1,145,578)**	**$ (91,451)**

festivalPass, LLC
STATEMENT OF CASH FLOWS
For Year Ended December 31, 2020 and
the inception period from February 20, 2019 through December 31, 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Operating Activities		
Net Income (Loss)	$ (1,020,518)	$ (125,060)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add: expenses paid in shares in lieu of cash	594,127	125,000
Changes in operating asset and liabilities:		
Increase (Decrease) in accounts and credit cards payable	180,803	60
Net cash used in operating activities	(245,588)	--
Investing Activities		
None	--	--
Net cash used in operating activities	--	--
Financing Activities		
Proceeds from founder advances	3,000	--
Cash proceeds from issuance of membership interest	335,000	--
Net change in cash from financing activities	338,000	--
Net change in cash and cash equivalents	92,412	--
Cash and cash equivalents at beginning of period	0	--
Cash and cash equivalents at end of period	$ 92,412	$ --

NOTE 1 – NATURE OF OPERATIONS

festivalPass, LLC (the "Company") was formed under the laws of the state of New York on February 20, 2019 as a domestic limited liability.

The Company provides ticketing and admissions services for events and festivals.

Since inception, the Company has incurred losses and has relied on and funding from investors to crowdfunding campaigns to cover expense until its commercial operations become profitable. The Company has cash available on hand but warns that this cash may not be sufficient to fund operations and meet its obligations as they come due during the coming year. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2020, the Company faces economic uncertainty due to the COVID-19 pandemic.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $92,412 and $0 of cash on hand, respectively.

Prepaid expenses and other current assets
Prepaid expenses and other current assets consist of various payments that the Company made in advance for goods or services to be received in the future, which mainly consist of software-as-a-service subscriptions, prepaid rent and health benefits requiring up-front payments. The Company has a minimum expense amount of $1,000 in order to capitalize as a prepaid asset versus expense in the current reporting period.

Inventory
Inventories, if ever relevant, are stated at the lower of cost or market. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of goods sold. In the current fiscal year, the company did not experience any write-downs or write-offs.

Fixed Assets
Fixed assets are stated at acquisition cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred. When furniture and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in income for the period. The Company has a minimum expense amount of $1,000 in order to capitalize as a fixed asset versus expense in the current reporting period.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of property, plant, and equipment are:

Furniture and Fixtures	5 Years
Computers	3 Years

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and

liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's primary source of revenue is the sales of a montly membership subscription that can be used for accessing tickets to events. Accordingly, the Company recognizes revenue monthly as the membership fees are earned.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a partnership for US federal tax purposes. The Company is current with its filing obligations through the periods ended ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has related party advance from its founder, Mr. Ed Vincent for $3,000.

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

The Company does not have any debt obligations.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

As a limited liability company, the Company issues membership interests in lieu of shares of stock. The Company has compensated various vendors with units of membership instead of cash. Additionally, the

Company has issued more than 70 percent of its membership interest to its founder and chief executive, Mr. Ed Vincent.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $5,000,000 of securities in an offering intending to be exempt from registration under Regulation Crowdfunding.

Management's Evaluation
Management has evaluated subsequent events through March 8, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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festivalPass

Subscription Live Event Marketplace



Website   Austin, TX   MUSIC   CONSUMER INTERNET

festivalPass is a subscription marketplace across music, film, food & wine, theater, tech & innovation and more. Members enjoy thousands of events locally and globally for one, monthly fee - living life and building community while you're at it.

$52,369 raised

$1,545,601 previously crowdfunded

105 Investors	$20M Valuation
$2.88 Price per Share	$216.00 Min. Investment
Units Security Type	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates 6   Comments   Follow

Reasons to Invest

- **Huge Market**
  - The global events industry is projected to exceed $200 billion in 2026 and online event ticketing market size is expanding, expected to reach $68 billion by 2025.
- **Massive Pent-up Demand:**
  - Live events have not been possible during the current pandemic environment-- but there is a light at the end of the tunnel. Creators, managers, and large corporations are planning ahead, with an industry consensus that Q3 and Q4 will see a huge return of live events.
- **Customer Traction:**
  - We have 35,000+ members and growing. Thousands of events are already committed to the platform and we've produced over 35 podcast episodes.

Introducing festivalPass: Your All-Access Pass to Live Events

We as humans need connection. It's in our DNA, and it's as strong a need as food, water and warmth.

festivalPass exists to support those needs. Our story is about creating community through unforgettable experiences in art, music, food, and beyond.

We present a platform to access, discover and attend all forms of live events in the most user friendly, affordable and valuable member experience possible.

Rewards

Get rewarded for investing more into festivalPass:

$144+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$1,000+
Investment
Silver Membership
$1,000 - Free 12 month Silver Membership worth $100

$3,000+
Investment
Gold Membership
$3,000 - Free 12 month Gold Membership worth $320

$5,000+
Investment
Platinum Membership
$5,000 - Free 12 month Platinum


festivalpass
Welcome to Festival Pass
The first festival subscription service

THE PROBLEM

All Transaction, No Community

We believe acquiring tickets to attend live events has not evolved in decades. Accessing tickets has been purely transactional - lacking a sense of community and social experience that it is supposed to be advertising.

In our experience venue owners of live events and rights holders have to market every event to a new audience - having to start over time and time again. In addition, ticketing companies have not shared audience data that helps build loyal audiences and increases engagement at their venues.

THE SOLUTION

Live Life - Live

We bring a frictionless, social, affordable membership to live life to the fullest. All the while, providing both venues and rights holders a platform to reach a large, passionate audience - accessing insights to drive more engagement and awareness.



We strive every day to secure new event partners, think about what we ourselves would want from a social mobile app that compliments our live experience and encourages all to live life - live.

Membership worth $535

$10,000+
Investment
Founder Membership
$10,000 - Free 12 Month Founder Membership worth $1,020

$50,000+
Investment
All Star Membership
$50,000 (6 perks available) - Join festivalPass Founder at a NY Rangers Hockey Game during the 2021 or 2022 Season and dinner after the game with NY Ranger Defenseman and festivalPass investor Jacob Trouba.

Using Festival Pass is easy


Pick your monthly plan 1
2 Search for any festival event
Secure your admission 3
4 Get friends to join you
Create your perfect weekend 5

Now, festival and event goers across music, film, art, food & wine, and tech & innovation can become a member of festivalPass, joining the millions around the world choosing to enjoy experiences live.


Events in this area:
ART
LIVE
Affordable Art Fair NYC 2020
Sep 23 • New York, NY
MUSIC
VIRTUAL
EDC Las Vegas
Sep 23 • Las Vegas, NV
FOOD
LIVE
2020 NYC Bacon and Beer Classic
Sep 20 - Sep 23 • Brooklyn, NY
FOOD
LIVE
8th Annual NYC Hot Sauce Expo
Sep 23 • Brooklyn, NY
MUSIC
VIRTUAL
Music Superr Festival
Sep 20 - Sep 24 • San Diego, CA
Don't miss out on tickets to the best events in:
music

The mobile app is under final stage of development, but the photos are an accurate representation of its functions.

THE MARKET

Filling In a Lot of Seats

festivalPass was created to provide live events to fans that make up a projected $200B industry (2026) - that's a lot of attendees.

And this industry has the largest operators controlling less than 20% of the total market.


Live events market value
$200B

OUR TRACTION

Reaching A Wide Audience

We've already got quite the fanbase...

- 35,000 member accounts
- 1,500 new members weekly
- $500K of paid media credit available to us through investor Townsquare media
- Thousands of events committed to the platform
- Created Venue Capital Access Program to fund up to $100MM to live event venues in return for future ticket inventory
- Partnership with National Independent Venue Association behind the Save Our Stages Act


35,000
member accounts
1,500
new members weekly

WHAT WE DO

Live Events at Your Fingertips

We're here to inspire people to lead active, engaging lives every day by participating in live community events locally and globally.

Our product is our best marketing asset - and we are always striving to make it better.


Events in this area:
ART
LIVE
Affordable Art Fair NYC 2020
Sep 23 • New York, NY
MUSIC
VIRTUAL
EDC Las Vegas
Sep 23 • Las Vegas, NV
FOOD
LIVE
2020 NYC Bacon and Beer Classic
Sep 20 - Sep 23 • Brooklyn, NY
FOOD
LIVE
8th Annual NYC Hot Sauce Expo
Sep 23 • Brooklyn, NY
MUSIC
VIRTUAL
Music Superr Festival
Sep 20 - Sep 24 • San Diego, CA
Don't miss out on tickets to the best events in:
tech

The mobile app is under final stage of development, but the photos are an accurate representation of its functions.

The subscription service spans across a variety of entertainment, which means our members have the access to enjoy thousands of events locally and globally for one monthly fee.

They do this by paying $9 to $99/month - receiving credits they can redeem for tickets to a multitude of varied live events.


$9 - $99
per month
Experiences that move you
Nights you'll never forget

THE BUSINESS MODEL

Member-Supported

Recurring revenue is created from paid monthly membership subscriptions. We partner with event and venue owners to provide ticket access to our members for reduced price/revenue share of 20-30%.

We pass those savings straight to our members - with no ticketing fees, and at a lower price than buying a ticket directly. We retain a portion of the revenue share for our gross margin.


20 - 30%
reduced ticket prices
$0
added ticket fees

More specifically...

- Anticipate AOV of $50/month or $600/year.
- COGS will average 70% over the full portfolio on ticketing revenue.
- Other ancillary revenue streams including revenue share from tickets sold on other platforms, advertising, and other transactional items members can use their credits for including hotel rooms, merch, and more.

Additionally, through the Venue Capital Access Program, we plan to receive revenue from tickets sold on any platform - not only through festivalPass App. All off-platform revenue share is 100% margin.


$50
anticipated AOV per month
70%
average COGS for ticketing revenue

Data-Driven Approach

Our founder, Ed Vincent, carries a decade of online consumer data-experience to our platform. Most venues and events traditionally only know about 1 in 10 people in the audience. We are creating one of the largest datasets in global entertainment, with a deterministic approach to who is attending each event. Integrated with a customer datagraph of potentially over 250 million U.S. customers, festivalPass will be a powerful recommendation machine helping members discover events they will love analogous to Netflix content discovery. Our credit-based dynamic pricing model leverages data to increase LTV of members, with data guiding ticket inventory acquisition.

HOW WE ARE DIFFERENT

People Are More Ready for Live Events Than Ever

And we are at their clutches.

Even though the live events industry had been severely impacted by COVID, it is now poised to have a substantial come back in 2021.

This is because of pent up demand, and $1.3T in additional savings that consumers are ready and eager to spend on activities once COVID is over.



festivalPass is ready for this comeback, knowing that the entertainment industry is in for quite the revival.

Our unique discovery and membership subscription will put audiences in an easy, accessible position to engage in live events in the way they miss most.

Not to mention, our credit-based currency model applied to a subscription marketplace is unique to the live events industry. This allows us to have a positive gross margin on every redemption of credits to attend events with...

- predictable recurring revenue stream from monthly subscriptions
- ongoing cash flow position from members prepaying on a monthly basis.


Every month, get credits to secure admission to festivals & events
Your monthly plan includes credits to use at any festival or event
Festivals & events are worth different credit amounts
Credits consider an events' popularity, date, your engagement & social activity, friends attending, & more
Make your experiential life an intentional priority
Maximize your experience discovering unique & amazing lesser known events or opt for well known events at peak times...its up to you
Roll over credits - or add more
Your credits will never expire as long as you are a paid member in good standing

THE VISION

We're Going Places, Taking Audiences With Us

festivalPass will grow in key markets in the US during 2021 and 2022 as the global market for live events surges post-COVID.

By 2022, we anticipate:

- Up to 1 million active member accounts
- 100,000+ paying subscribers in the US
- A replicated marketplace model in Europe, Asia, and Latin America


1 Million
active member accounts
100,000
paying U.S. subscribers


Expansion

OUR LEADERSHIP

Meet Our Founder: Ed Vincent

Our founder Ed Vincent is ideally positioned to lead festivalPass - having founded and exited multiple companies over the past 20 years as an entrepreneur.

For example, his investment banking background allowed our Venue Capital Access Program structure to raise up to $100MM to be deployed to live event venues securitized by future ticket inventory - which will be made available to festivalPass members.

His experience leads festivalPass in a great direction:

- Ran a 70-person event activation company, providing insight into the rights holders business structure
- Founded a consumer data company that partnered with television and film companies like A&E, AMC, Screenvision, MoviePass, and more - leading us to leverage a potentially 250MM person data graph to inform AI-driven decision-making for member acquisition, and a Netflix-like recommendation engine for live events.

festivalPass advisory board consists of the most prominent executives in entertainment and consumer brands including ...

- The former CMO of Live Nation Concerts
- The former head of marketing for Coca Cola, Starbucks, and Converse
- The CEO of a publicly-traded eSports company
- The founder of the largest live events sponsorship agency

WHY INVEST

We Are Here to Make Noise

FestivalPass is ready to disrupt the projected $200B live events industry (2026) with a social, amiable and engaging marketplace using positive unit economics, efficient capital needs, and a cash flow-driven growth model.

Not to mention, we are set to scale quickly as the pent up demand for attending live events explodes in the second half of 2021 and beyond.

In short, we want to connect with you. So let’s make some noise.



NOTABLE INVESTORS



Jacob Trouba

Professional ice hockey defenseman and alternate captain for the New York Rangers



Tom Chavez

Founder super {set} startup studio, Founder Krux (acquired by Salesforce), Founder Rapt (acquired by Microsoft)

Townsquare Media (NYSE: TSQ)

America's 3rd largest radio network



Baljit Singh

Managing Director, Energy MNC, Active Angel Investor in Entertainment & Media



Peter Gibson

Managing Partner, Gibson Advisors, Founder Knowledgent (acquired by Accenture)



Dan Mathies

Founding Managing Partner, Reaction (global Venture Capital Fund), Global Business Leader, Bloomberg LP

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Meet Our Team



Ed Vincent

Founder and CEO

Interim Head of Product & Data, MoviePass

Founder, Predict Analytics - Data Strategy & Platform for Media and Entertainment

Co-Founder, Connected Intelligence (AI Data Platform)

Founder SimplyEngage (Martech SaaS) sold to Modomodo in 2014



Lisa Licht

Board of Advisors

Former CMO Live Nation Concerts



Laurie Kirby

Board of Advisors

Founder Fest Forum (Largest festival conference)



Vincent Sarafa

Board of Advisors

Chief Strategy Officer, Augeo Marketing, Formerly of Bruin Sports Capital



Lou Schwartz

Board of Advisors

CEO, Engine Media (TSXV: GAME.V)



Damon Gersh

Board of Advisors

Founder Maxons Restoration, Hearts Art Foundation



Gregory Butler

Board of Advisors

Founder ZuCasa



Geoff Cottrill

Board of Advisors

SVP Marketing, CocaCola, Starbucks Entertainment and CMO Converse



Lesa Ukman

Board of Advisors

Founder IEG (sponsorship.com), ProSocial Valuation

Offering Summary

Company	festivalPass LLC
Corporate Address	1305 TOWN CREEK DR, NO 5, Austin, TX 78741
Offering Minimum	$9,999.36
Offering Maximum	$999,999.36
Minimum Investment Amount (per investor)	$216.00

Terms

Offering Type : Equity

Security Name : Class A Units

Minimum Number of Shares Offered : 3,472

Maximum Number of Shares Offered : 347,222

Price per Share : $2.88

Pre-Money Valuation : $20,016,403.20

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Based on Amount Invested

$1,000 - Free 12 month Silver Membership worth $100

$3,000 - Free 12 month Gold Membership worth $320

$5,000 - Free 12 month Platinum Membership worth $535

$10,000 - Free 12 Month Founder Membership worth $1,020

$50,000 (6 perks available) - Join festivalPass Founder at a NY Rangers Hockey Game during the 2021 or 2022 Season and dinner after the game with NY Ranger Defenseman and festivalPass investor Jacob Trouba.

**All perks occur when the offering isz completed.*

Time-Based Bonus Shares

Invest within first 7 days get 35% bonus shares

Invest within first 15 days get 25% bonus shares

Invest within first 30 days get 15% bonus shares

Invest within first 45 days get 10% bonus shares

The 10% StartEngine Owners' Bonus

FestivalPass LLC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 Class A Units at $2.88/Unit, you will receive and own 110 units for $288. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Co-founder and former CEO of HomeAway, Brian Sharples, joins festivalPass as a strategic investor and advisor to the company

2 days ago


festivalPass welcomes
Co-founder & former CEO of HomeAway, Brian Sharples,
as a strategic investor and advisor to the company.

festivalPass welcomes Brian Sharples as a strategic investor and advisor to the company. Brian previously co-founded and served as chairman and chief executive officer of HomeAway, Inc., a global online marketplace for the vacation rental industry, where he led the company's successful public offering in 2011 and its **$3.9 billion acquisition by Expedia in 2015**. In addition to his operational leadership, Brian has served on the boards **KAYAK** and **RetailMeNot, Inc**. Brian currently serves on the boards of **Yelp, GoDaddy**, RVShare and Ally Financial Group, and private-equity backed RVShare, the industry leading online marketplace for RV rentals. Prior to HomeAway, Brian was the CEO of IntelliQuest, a company he took public and later sold to WPP Group. Early in his career, Brian founded I Motors, an **event-based marketplace** for used cars, and served as a consultant at Bain & Co. He holds an MBA from the Stanford Graduate School of Business.

No stranger to marketplace business models, **Brian is excited by the subscription marketplace approach to live events that creates predictable recurring revenue for the business, provides event partners a new distribution channel and connects festivalPass members with a community driven by passion and value.**

festivalPass welcomes global Millennial and Gen Z Expert, Jason Dorsey, as a strategic investor and advisor to the company.

5 days ago

festivalPass welcomes **global Millennial and Gen Z Expert**, Jason Dorsey, as a strategic investor and advisor to the company!

Jason is the President and Co-Founder of **The Center for Generational Kinetics**, the premier Millennials, Gen Z, and generational research, strategy, and global keynote speaking firm. A 5X Author, including his best-selling book, *Zconomy*, and experienced corporate board member, Jason and his company provide insights and solutions to hundreds of the biggest global companies. Adweek calls Jason a "research guru."



Jason is excited by the changing landscape in how generations experience live events of all kinds and festivalPass's innovative approach to how Millennials and Gen Z discover, engage and pay for live events--from concerts to food festivals and professional sports.

"What is really exciting to me about festivalPass is that it offers access to so much more than music + a subscription model that is ideally suited for emerging consumers." - Jason Dorsey



festivalPass CEO Interviewed on The Subscription Boxshow

13 days ago

Our CEO and founder, Ed Vincent, was recently interviewed by Eric Musick to talk about subscription based marketplaces on his podcast The Subscription Boxshow.


EPISODE 147

Click here to listen to CEO, Ed Vincent, on the “SAAS And Digital Subscriptions” episode of The Subscriptions Boxshow podcast by Eric Musick.

Meet our newest festivalPass Investor and Advisor, Raj Doshi

16 days ago



festivalPass welcomes former Googler, Raj Doshi, as a strategic investor and advisor to the company. Following a successful consulting career at McKinsey & Company, Raj was the Head of Strategy and Sales for Google's $20B North American market and led the roll out for Google Fiber. After Google, Raj led sales and biz dev for high growth tech company, Updater, (over $100M in funding) and is currently the Chief Growth Officer for publicly traded Blucora, Inc. (NASDAQ: BCOR).

Raj is excited by the huge growth opportunity for festivalPass, and will help advise festivalPass in creating a replicable, scalable platform in North America and globally.

festivalPass Q&A Webinar this Thursday, April 22!

22 days ago

Join Ed Vincent, Founder and CEO of festivalPass, this **Thursday, April 22** at 4 PM EST for a live investor webinar!



Limited seating available, so reserve your spot now with the link below.

Register here!

Ed will focus on the company's investment opportunity, how the festivalPass VCAP fund is solving the supply-side of a classic marketplace problem, and how festivalPass capitalizes on the "Roaring '20s" and a $200B live event industry. This will be the last opportunity to ask the executive team questions before the investor offer of 15% early bird bonus shares ends on 4/24!

festivalPass CEO Interviewed on The Unconventional Path Podcast!

28 days ago

Our CEO and founder, Ed Vincent, was recently interviewed by Bela Musits one of the co-founders of Primary Venture Partners and professor of entrepreneurship about marketplaces and festivalPass on his podcast the UN conventional path.


the
UN
conven
tional
path

Click here to hear our CEO, Ed Vincent, on the Unconventional Path podcast: Entrepreneurship and Innovation Stories and Ideas with Bela and Mike!

END OF UPDATES

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Ed V. - festivalPass a month ago
Enjoyed Talking with Bela Musits one of the co-founders of Primary Venture Partners and professor of entrepreneurship about marketplaces and festivalPass on his podcast the UN conventional path.

https://anchor.fm/bela-musits/episodes/EP-119-Ed-Vincent---Festival-Pass-erj4j9

Sharath R. SE OWNER 23 INVESTMENTS 2 months ago
Hello Ed,
Thanks for the opportunity. On the contrary, the concept and idea looks great at one place but the space is crowded with many players and how do we know this would not be become like Movie pass failure? I see you are still associated with Moviepass, if I'm not wrong Movie pass is defunctional and declared bankruptcy, correct?
Second, Don't you think monthly subscription is higher to attract and retain customers and not necessarily everyone would be interested to participate in all the festivals?
Thanks, Sharath

> **Ed Vincent** - festivalPass a month ago
> Sharath - Thank you very much for your interest. The business model is very different from that of MoviePass. I am not associated with MoviePass today. I was hired through my company Predict Analytics to consult for MoviePass as their interim Chief Data Officer to help them understand their data when it was a going concern. I learned a lot from the experience including the base underlying business model, how to understand dynamic pricing and the best way to deliver a product to the consumer that is valuable to the consumer while still being gross margin positive on every transaction. Unfortunately MoviePass had issues on a number of those pieces to their operating model that others have successfully worked through and thrived. The festivalPass model is more akin to Airbnb for its marketplace dynamics and ClassPass for its credit based currency model. Both have successfully become multi-billion companies. We are excited to apply these successful strategies to the $200B live events industry.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

First Video

You have been on pause long enough

It's time to press PLAY

Festival Pass is the New Way to Play

a credit based subscription service.

Festival Pass gives you access to thousands of festivals and events

Music, movies, food, wine, sports, beer, theater, comedy and more

No ticketing fees ever

no cap

Extra member benefits

Festival pass lets you

LIVE. LIFE. LIVE

Now, FestivalPass is inviting investors to join the company on their mission to disrupt a $200 billion global live events history. Invest in Festival Pass

Second Video

Speaker 1:
I was looking for something. A spark, a break from the routine, a breath of fresh air. It isn't just about the music, the art, the food, festivals are about the people. I found a community of people that welcomed me. I connected with artists, chefs and creatives. By exploring, listening, and connecting I was able to connect to myself. I was able to find that freedom to be unapologetically me. Things were changing, you could see it in our faces. So much joy, friendship, and wonder. I was looking for something and I found it.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED OPERATING AGREEMENT

OF

FESTIVALPASS, LLC

This Amended and Restated Operating Agreement (this "Agreement"), of festivalPass, LLC, a New York limited liability company (the "Company"), is made as of March 9, 2020 (the "Effective Date"), by and among the Company, IF YOU LLC ("IF"), Damon Gersh ("DFG") and each other Person who shall become a party to this Agreement (whether by counterpart, separate signature page or otherwise) and is hereafter admitted to the Company as a Class A Member (IF, DFG) and such other Persons, each a "Class A Member" and collectively, the "Class A Members"), each Person who shall become a party to this Agreement (whether by counterpart, separate signature page or otherwise) and is hereafter admitted to the Company as a Class B Member (each a "Class B Member" and collectively the "Class B Members") and together with the Class A Members, individually, each a "Member" and collectively, the "Members").

W I T N E S S E T H:

WHEREAS, the Company is an existing limited liability company formed on February 20, 2019 pursuant to the Act;

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

GENERAL PROVISIONS

1.1 Certain Basic Definitions. For purposes of this Agreement, in addition to the terms defined in Section 3.1 hereof and elsewhere in this Agreement, the following terms shall have the following meanings:

The term "Act" means the New York Limited Liability Company Law, as the same may be amended from time to time.

The term "Advisor" is defined in Section 2.2(j) hereof.

The term "Affiliate" of any Person means any individual, partnership, corporation, trust or other entity or association, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with, such Person.

The term "Affiliated Service Provider" is defined in Section 2.2(i) hereof.

The term "**Articles**" means the Articles of Organization of the Company filed under the Act, as the same may be amended or restated from time to time.

The term "Authorized Agent" is defined in Section 2.2(d) hereof.

The term "Board" is defined in Section 2.2(a) hereof.

The term "Board of Advisors" is defined in Section 2.2(j) hereof.

The term "**Class A Member**" means any Member owning Class A Units.

The terms "**Class A Unit**" and "Class A Interest" mean a Unit and a Membership Interest, respectively, that has the respective rights, benefits and obligations specified with respect to Class A Units in this Agreement.

The term "**Class B Member**" means any Member owning Class B Units.

The terms "**Class B Unit**" and "Class B Interest" mean a Unit and a Membership Interest, respectively, that has the respective rights, benefits and obligations specified with respect to Class B Units in this Agreement. A Class B Unit is intended to meet the definition of a "profits interest" in I.R.S. Revenue Procedures 93-27 and 2001-43.

The term "Director" is defined in Section 2.2(a) hereof.

The term "Drag-Along Transaction" is defined in Section 5.4(a) hereof.

The term "Excluded Issuance" means an issuance, grant or sale of Units or other equity securities (i) in connection with a split of Units or other equity securities, a dividend of Units or other equity securities, or any subdivision, combination or similar recapitalization of Units or other equity securities, (ii) to officers, employees or Directors of, or consultants, service providers or vendors to, the Company or others as equity-based incentive compensation in accordance with this Agreement, (iii) in connection with a public offering, (iv) to one or more Persons in connection with joint ventures, development projects, mergers, consolidations, acquisitions, or other strategic transactions, in each case in a transaction approved by Board, and (v) to banks, equipment lessors pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board.

The term "Group" means:

(i) in the case of any Member who is an individual, (A) such Member, (B) such Member's spouse, parent, sibling or descendant, (C) all trusts for the benefit of any of the foregoing, and (D) all Persons in which one or more of the foregoing Persons own, beneficially and of record, all of the equity securities of such Member;

(ii) in the case of any Member that is a partnership, (A) such Member, (B) such Member's limited, special and general partners, and (C) any partnership or other legal entity that is under common management; and

(iii) in the case of any Member which is a corporation or a limited liability company, (A) such Member, and (B) such Member's Affiliate stockholders (provided that such corporation is not publicly traded) or members, as the case may be.

The term "Indemnitee" is defined in Section 2.5(a) hereof.

The term "Majority in Interest" is defined in Section 2.1(f) hereof.

The term "Member" means IF and DFG, Class A Members, together with each other Person, if any, who is admitted as a member of the Company and a party hereto, and acquires a Membership Interest in the Company as a Class A Member, or a Class B Member, with the rights, obligations, preferences and limitations specified herein. The Members of the Company and the number and class of Units held by each as of the Effective Date are as set forth on Schedule A hereto.

The term "Membership Interest" means a Member's aggregate rights with respect to the Company, as a Class A Member, or a Class B Member, as the case may be, with respect to such Member's Class A Units or Class B Units, as the case may be, including, without limitation, the Member's right to shares of various categories of Net Income and Net Loss (as such terms are hereinafter defined), the right to receive distributions from the Company and any right, if any, to vote or grant consents or participate in the management of the Company, with respect to such Member's Class A Units or Class B Units, as the case may be.

The term "Permitted Transferee" means (i) a member of the transferor Member's Group, provided, however, that the only Permitted Transferees of such transferee (and of any subsequent transferee of the Membership Interest or any portion thereof subject to a such Transfer) shall be the Permitted Transferees of the original transferor Member as of the date of the original Transfer or (ii) a Person otherwise approved by the Board.

The term "Person" means any association, corporation, estate, general partnership, limited partnership, limited liability company, joint venture, natural person, real estate investment trust, business or other trust, custodian, or nominee, or any individual or other entity in its own or any representative capacity.

The term "Subsidiary" means, with respect to the Company, any other Person in which the Company either (i) owns or controls, directly or indirectly, fifty percent (50%) or more of the outstanding voting shares or other voting equity or beneficial interests, or in respect of which the Company or any Subsidiary has the right or ability to elect a majority of the members of such Person's managers or any counterpart thereto for any non-corporate Person, or otherwise has the right or ability to control the management of such Person, or (ii) owns or controls, directly or indirectly, fifty percent (50%) or more of the value of the outstanding stock or other equity or beneficial interests determined on a fully diluted basis.

The term "Unit" or "Units" means a fractional part of the Membership Interest of each of the Members representing the relative interest, rights and obligations a Member has with respect to certain economic rights and other items pertaining to the Company set forth in this Agreement, and which consist of Class A Units, Class B Units and which include any Units and additional classes of Units that may be issued in the future by the Company in accordance with this Agreement. Each respective class of Units shall confer the respective privileges, preferences, benefits, rights, powers, duties, obligations and limitations set forth in this Agreement with respect thereto. Unless otherwise provided herein, references in this Agreement to "Units" of a Member shall include the entire portion of such Member's Membership Interest that is represented by or attributable to, or otherwise relates to, such Units.

1.2 Formation; Effect.

(a) Pursuant to the provisions of the Act, the formation of the Company was effective upon the filing of the Articles on February 20, 2019 with the Department of State of the State of New York as required by Section 203 of the Act. The Members do hereby agree that the Company has been formed for the purpose and scope set forth herein.

(b) It is the express intention of the Members that, subject to any written agreement between the Company and a Member, Director or Advisor regarding such Member's, Director's or Advisor's provision of services to the Company, this Agreement shall be the sole source of agreement of the parties, and, except to the extent a provision of this Agreement is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different from, the provisions of the Act. The Members hereby agree that: (i) the right and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement to the greatest extent permitted under applicable law, and (ii) where the Act provides that such rights and obligations specified in the Act shall apply "unless otherwise provided in an operating agreement" or words of similar effect, such rights and obligations shall be as set forth in this Agreement, none of those statutory default provisions shall apply or have any effect whatsoever and, therefore, by way of illustration and not in limitation of the foregoing, Sections 1002(e) and 1005 of the Act shall not apply or be incorporated into this Agreement, and no Member or any assignee thereof shall have any of the dissenter or appraisal rights described therein. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make such provision permitted and effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

1.3 Name. The name of the Company shall be "festivalPass", or such other name as may be designated from time to time by the Board. The business of the Company may be conducted under any other name(s) designated by the Board from time to time.

1.4 Principal Office; Registered Agent and Office.

(a) The principal office of the Company shall be located in such place as shall be determined by the Board.

(b) The registered agent of the Company for the service of process and the registered office of the Company shall be that Person and location reflected in the Articles or otherwise appointed by the Board. The Board, may, from time to time, change the registered agent or registered office through appropriate filings with the Department of State of the State of New York. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Board may promptly designate a replacement registered agent or file a notice of change of address as the case may be.

(c) The Board is authorized to cause the Company to be qualified, formed or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Company transacts business in which such qualification, formation or registration is required or desirable. Any one or more of the Directors or officers of the Company, as authorized persons within the meaning of the Act, are authorized to execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

1.5 Purposes. The purposes of the Company are: (a) to engage in online marketing services; (b) to engage in any other lawful act or activity for which limited liability companies may be formed under the Act; and (c) to do any and all other acts and things which may be necessary, appropriate or incidental to the carrying out of such purposes.

1.6 Powers of the Company. The Company shall have the power and authority to take any and all actions deemed by the Board to be necessary, appropriate, proper, advisable, convenient or incidental to or for or in furtherance of any of the purposes of the Company, including all powers and authorities, statutory or otherwise, possessed by managers of limited liability companies under New York law.

1.7 Member's Interest. A Member may own one or more classes of Units. A Member's Membership Interest shall for all purposes be personal property. No Member has an interest in any specific asset, property or right of the Company.

ARTICLE 2

MANAGEMENT

2.1 Meetings of Members.

(a) There shall be no requirement that the Company hold annual or other meetings of Members, provided, however, that meetings of Members may be held to approve those acts or matters, if any, which, pursuant to the Act or this Agreement, expressly require the approval of the Members.

(b) Except as expressly required by the Act or by this Agreement, (i) the business and affairs of the Company shall be managed exclusively by the Board and (ii) no vote, consent or authorization of the Members whatsoever shall be required for the taking of any action or for any matter on behalf of or with respect to the Company.

(c) Meetings of the Members may be called by the Board and shall be held at such place as shall be designated from time to time by the Board. Members may participate in such meetings in person or by means of conference telephone or similar communications equipment by means of which all persons participating in any such meeting can hear each other, and such participation shall constitute presence in person at such meeting.

(d) Written notice (which need not state the purpose or purposes for which the meeting is called) of any meeting of the Members, stating the place, date and hour of the meeting, shall be mailed, emailed or given by or at the direction of the Board to each Member entitled to vote at the meeting at least ten (10) days prior to the meeting.

(e) At any meeting of the Members, every Member entitled to vote may vote or attend in person or by proxy.

(f) For each one percentage point (or fraction thereof) of a Class A Member's or Class B Member's Percentage Interest (as hereinafter defined) from time to time, such Class A Member or Class B Member shall be entitled to one vote (or a corresponding fractional vote). Except as otherwise provided in this Agreement, all limited liability company action required to be approved by vote of the Members shall be authorized if Class A Members and Class B Members whose then Percentage Interests constitute a majority of the Percentage Interests of all of the Class A Members and Class B Members voting together as a single class at such time (a **"Majority in Interest"**), affirmatively vote in favor of or consent to said authorization.

2.2 Management.

(a) The business and affairs of the Company shall at all times be managed by a board of natural persons (the "Board") and, except as expressly provided herein or as required by applicable law, the Members shall have no power or authority to take any action or make any decision for or on behalf of the Company. The Board shall consist of five (5) common members (each a "Director"). Each Director may be removed and replaced at any time, for cause or without cause, by majority vote of the Members in accordance with their Percentage Interests. As of the Effective Date, Edward Vincent and a representative of Townsquare Media, Inc. ("Townsquare") which shall initially be Michael Josephs, shall be directors, and there shall be three vacancies which shall be filled as soon as practicable. Notwithstanding anything to the contrary herein, Townsquare shall have the right to appoint the above one (1) director, who may not be removed for so long as Townsquare owns at least 5% Percentage Interest without the written consent of Townsquare. Townsquare shall have the right to appoint a total of one (1) director for so long as it owns at least 5% of the Percentage Interest of the Company. Except as otherwise expressly provided to the contrary in this Agreement, the Board shall act by a majority of the Directors and any such action may be by written consent executed by all of the Directors. Directors may participate in meetings in person or by means of conference telephone or similar communications equipment by means of which all persons participating in any such meeting can hear each other, and such participation shall constitute presence in person at such meeting.

(b) The Board, in extension and not in limitation of the powers given to it by law or this Agreement, shall have full power, without the necessity of obtaining the approval of any other Member (except as otherwise expressly set forth in this Agreement or as required by the Act), and at the expense of the Company, to take and cause the Company to take any and all actions required or, otherwise, not prohibited to be taken under this Agreement with respect to the Company and its business and property. Only the Board, and no other Member or other Person, shall have the authority to bind the Company. Notwithstanding the immediately preceding sentence, the Board shall have the power and authority to designate one or more Persons to act on its behalf to bind the Company and to appoint officers pursuant to Section 2.2(d) hereof who may act on behalf of the Company. No actions of the Board shall require the consent of the Members, except as required by law or by this Agreement.

(c) Notwithstanding anything contrary contained in this Agreement, the Company shall not, and shall not permit any of its subsidiaries to, engage in or cause any of the following transactions or take any of the following actions, and the Board shall not permit or cause the Company or any of its subsidiaries to engage in, take or cause any such action except with the prior approval of holders of a Majority in Interest:

(i) issue or dispose of Units except pursuant to an Excluded Issuance;

(ii) change business lines;

(iii) declare bankruptcy or recommend voluntary dissolution;

(iv) incur indebtedness in excess of $250,000.00 in the aggregate;

(v) engage in any sale of all or substantially all of the Company's assets, or any merger, consolidation, conversion or other similar transaction involving the Company or any of the Company's subsidiaries that is outside of the ordinary course of business; or

(vi) make any capital expenditure above $250,000.00.

(d) Except as set forth in Section 2.2(d) hereof, no Member shall enter into any agreement or transaction or take any action in the name and/or by or on behalf of the Company or otherwise carry on the business or affairs of the Company without the consent or authorization of the Board. Except as expressly required by the Act or by this Agreement, no vote, consent or authorization of the Members shall be required for the taking of any action by or approved by the Board on behalf of or with respect to the Company or its affairs.

(e) The Board shall be entitled to designate one or more persons from time to time to act as authorized officers or agents of the Company, and to execute, deliver and perform agreements, instruments and documents in the name and on behalf of the Company (each an "Authorized Agent"), consistent with the powers and authority of the Board. In furtherance of the foregoing, the Board shall be entitled to appoint a Chairman, Chief Executive Officer, a Chief Financial Officer, a Chief Operating Officer, a Chief Technology Officer, a President, a General Manager, and one or more Vice Presidents, and such other officers and agents as are desired. One person may hold more than one such position and title. The Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief

Technology Officer, President, General Manager, and each Vice President shall each be an Authorized Agent of the Company. The Board may require that certain officers of the Company enter into an agreement with the Company setting forth such officer's non-competition and non-solicitation obligations to the Company on terms mutually acceptable to such officer and the Board.

(f) The officers of the Company as of the Effective Date are set forth on Schedule B hereto.

(g) The appointment of an individual as an Authorized Agent shall not of itself create a right to any employment with the Company and the Board may remove any Authorized Agent at any time for cause or without cause.

(h) Persons dealing with the Company are entitled to rely conclusively upon the power and authority of the Board and/or any Authorized Agent(s), and upon the certificate of the Board and/or any Authorized Agent(s), to the effect that the Board is then acting as the manager of the Company or that such Authorized Agent(s) is (are) acting as Authorized Agent(s), as the case may be, with authority to act by and/or in the name or on behalf of the Company.

(i) During the continuance of the Company, each of the Directors shall devote such time and effort to the Company each respective Director may determine in his or her sole discretion. Subject to the requirements of Section 2.2(i), if applicable, each Director may act as an agent or representative of the Company or any direct or indirect Subsidiary or Affiliate thereof, or as director, officer, agent or employee of any corporation, member of any limited liability company, a trustee of any trust, an executor or administrator of any estate, a partner of any partnership, or an administrative official of any other entity, and may receive any compensation and participate in any profits in connection with any of the foregoing.

(j) Anything to the contrary contained in this Agreement notwithstanding, the Board, with the consent of a Majority in Interest, may appoint and/or retain any Affiliate of any of the Members to perform finder, investment banking, management, consulting and/or other services for the Company or any Subsidiary thereof (each an "Affiliated Service Provider") and/or in connection with any acquisition of any business, assets or investments by the Company or any Subsidiary thereof. If a transaction with an Affiliated Service Provider is approved in accordance with this Section 2.2(i), the Board may cause the Company to pay to any such Affiliated Service Provider finder's, investment banking and/or management fees and other compensation whether in connection with the acquisition and/or disposition of any business(es), asset(s) or investment(s) or any portion thereof and/or the obtaining of debt and/or equity financing for or in connection with any of them, and/or the providing of management, consulting or similar services to or for any of them. The terms of any such fees or other compensation shall be set forth in a separate agreement between the Company and such Affiliated Service Provider.

(k) The Board may, in its sole discretion, appoint a board of advisors of the Company (the "Board of Advisors") consisting of one or more individuals (each, an "Advisor"). The number of Advisors comprising the Board of Advisors shall be fixed from time to time by the Board, and in accordance therewith, the Board shall be empowered to (i) appoint, remove or replace any Advisor at any time, with or without cause and (ii) change the number of Advisors comprising the Board of Advisors and appoint one or more Advisors to fill the vacancy or vacancies resulting from an increase in the number of Advisors comprising the Board of Advisors. The Board of Advisors shall act in an advisory capacity to the Board and the officers; provided, that the advice of the Board of Advisors shall not be binding in any manner upon the Board, the officers or the Company.

2.3 Limitations on Personal Liability.

(a) The Members shall not have any personal liability for any obligations or liabilities of the Company whatsoever except if and then only to the extent expressly provided in the Act. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

(b) No Director, Advisor, officer or Authorized Agent of the Company shall have any personal liability to the Company or any of the Members for damages for any breach of duty as a Director and/or Advisor of the Company or as an officer or Authorized Agent, as the case may be, and/or when acting with the consent of the Board; provided that the foregoing provision shall not eliminate or limit the liability of any Person if a final judgment or other final adjudication adverse thereto establishes that the acts or omissions thereof involve the receipt of an improper personal benefit or were the result of fraud, intentional misconduct or any conduct which under applicable law precludes the elimination or limitation of such liability.

(c) No Member, Director, Advisor, Authorized Agent or officer shall be personally liable for the return or payment of all or any portion of the capital of or profits allocable to or loans to the Company by any Member (or any successor, assignee or transferee thereof), it being expressly agreed that any such return of capital or payment of profits made pursuant to this Agreement, or any payment or repayment in respect of any such loan, shall be made solely from the assets of the Company (which shall not include any right of contribution from any Member, Director, Advisor, Authorized Agent or officer).

2.4 Tax Matters. The Board shall have the sole and exclusive right, in the discretion thereof, to make any and all elections for federal, state and local tax purposes including, without limitation, any election, if permitted by applicable law, to adjust the basis of Company assets pursuant to Sections 754, 743(b) and 734(b) of the Code (as hereinafter defined), or any successor provisions thereto, or comparable provisions of state or local law, in connection with any transfer(s) of any Membership Interest(s) and/or any Company distribution(s), or to cause the Company to be taxed as a corporation pursuant to Section 301.7701-3(c) of the Regulations (as hereinafter defined) or any successor provisions thereto or comparable provisions of State or local law. The Board shall designate from time to time one Member to be, and, in the absence of such designation, PV shall be, the tax matters partner of the Company for purposes of Subchapter C of Chapter 63 of Subtitle F of the Code.

2.5 Indemnification.

(a) The Company shall indemnify, defend and hold harmless each Director and each Advisor and, to the extent the Board shall expressly so require, any Members and any members, managers, officers, directors, equity holders, agents, employees, advisors and consultants of the Company or of any Member (each such Person being an "Indemnitee"), from and against any and all loss, liability, damage, cost or expense, including reasonable attorneys' fees, suffered or incurred in defense of any demands, claims or lawsuits against such Indemnitee in or as a result of or relating to such Indemnitee's capacity, actions or omissions as a Director, Advisor or as a member, manager, officer, director, equity holder, agent, employee, advisor, tax matters partner or consultant of the Company or any Member, or concerning the Company or any activities undertaken on behalf of the Company, including, without limitation, any demand, claim or lawsuit initiated by or on behalf of any Member, provided that the acts or omissions of such Indemnitee are not found by a court of competent jurisdiction upon entry of a final judgment to be the result of fraud, bad faith or intentional misconduct, or to have violated such a lesser standard of conduct as under applicable law prevents indemnification hereunder.

(b) Upon request therefor by an Indemnitee, to the extent cash or cash equivalent funds are available to the Company, the Board may, in its discretion, determine to make advances to such Indemnitee, to cover the costs of defending any claim or action against such Indemnitee; provided, that such advances shall be repaid to the Company, without interest, if such Indemnitee is found by a court of competent jurisdiction upon entry of a final judgment to have violated the standards for indemnification set forth in the immediately preceding subsection (a). All rights of any Indemnitee shall survive the dissolution of the Company or any Subsidiaries and the death, retirement, removal, dissolution, incompetence or insolvency of any such Indemnitee.

(c) The right to indemnification conferred in this Section 2.5 shall not be exclusive of any other right which any Person may have or hereafter acquire hereunder or under any statute, agreement, vote, determination of the Board or otherwise.

(d) The Company may maintain insurance, at its expense, to protect the Company and its Subsidiaries and/or any Indemnitee against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under the provisions of this Section 2.5.

ARTICLE 3

CAPITAL; UNITS; PERCENTAGE INTERESTS; INCOME AND LOSSES; DISTRIBUTIONS

3.1 Defined Terms.

(a) The "Adjusted Percentage Interest Price" shall be expressed in terms of dollars per one percent (1%) Percentage Interest and shall be determined with respect to the Class A and Class B Units as the quotient of (i) the total amount initially and originally paid or contributed to the capital of the Company by the Class A or Class B Members in exchange for such Units divided by (ii) the Percentage Interest represented by such Units. The Adjusted Percentage Interest Price may be adjusted in good faith by the Board following the occurrence of a Dilutive Event in order to provide the Class A and Class B Members with substantially the same economic protection as immediately prior to such Dilutive Event. For purposes hereof, the Adjusted Percentage Interest Price existing prior to the occurrence of the first Dilutive Event shall be $1,000 per one percent (1%) Percentage Interest (i.e., fifty cents ($0.50) per Unit).

(b) The "Adjustment Amount" shall mean for any particular Dilutive Event, the amount, not less than one (1), obtained by dividing (i) the sum of (A) the number of Units of the Company issued and outstanding on a Pro Forma Fully Diluted Basis immediately prior to the Dilutive Event plus (B) the number of Units issued, granted or sold by the Company in the Dilutive Event by (ii) the sum of (A) the number of Units of the Company issued and outstanding on a Pro Forma Fully Diluted Basis immediately prior to the Dilutive Event plus (B) based on the net consideration received or deemed to be received by the Company in connection with the applicable Dilutive Event, the number of Units that would have been issued, granted or sold by the Company assuming the Units issued or sold in the Dilutive Event had been instead issued or sold at a price equal to the then-current Adjusted Percentage Interest Price.

(c) The "Capital Contributions" of a Member shall mean the sum of the amounts which such Member shall have contributed (or shall be deemed to have contributed) to the capital of the Company as provided in Section 3.3 hereof and shall include such Member's Initial Capital Contribution and any Additional Capital Contributions (as such terms are defined in Section 3.3) made by such Member.

(d) Except as may be otherwise specified in any Class A or Class B Member Instrument, "Cause" shall mean with respect to any Class A or Class B Member (i) the commission by such Class A or Class B Member of a felony or such Class A or Class B Member's engaging in fraud, theft, embezzlement, obtaining funds or property under false pretenses, or similar acts of misconduct; (ii) the repeated failure by such Class A or Class B Member to perform any aspect of his or her employment-related duties or responsibilities or the repeated failure by such Class A or Class B Member to comply with proper policies or directives of the Company; (iii) such Class A or Class B Member's gross negligence or willful misconduct in performing any aspect of his or her employment-related duties or responsibilities which has or may have an adverse effect on the Company or any of the Subsidiaries; (iv) such Class A or Class B Member's breach of any of the Company's (or any Subsidiary's) drug and alcohol, anti-discrimination, anti-harassment or workplace violence policies; (v) such Class A or Class B Member's breach of any of his or her obligations to the Company or any Subsidiary relating to non-competition, non-solicitation, confidentiality, or proprietary information or property; or (vi) such Class A or Class B Member's making disparaging or false, defamatory, or malicious oral or written statements regarding the Company or any of its Subsidiaries or Affiliated companies or its or their officers, employees, directors, members, shareholders, or management personnel.

(e) The "Code" shall mean the Internal Revenue Code of 1986, as amended and as the same may be amended or restated from time to time.

(f) A "Company Year" shall mean the taxable year of the Company for U.S. federal income tax purposes, which, unless otherwise established by the Board, shall be the calendar year or such other period as required by the Code.

(g) A "Dilutive Event" shall mean any issuance, grant or sale of Units or other equity securities of the Company by the Company, other than an Excluded Issuance or an issuance, grant or sale in which only then-existing Members participate, for no consideration or for a consideration, on a Percentage Interest basis, that is less than the Adjusted Percentage Interest Price in effect immediately prior to such issuance, grant or sale; provided, however, that a Dilutive Event shall not include any transaction approved by the Class C Members holding a majority of the then-outstanding Class C Units on the date of such issuance, grant or sale.

(h) The "Net Income" or "Net Loss" for any Company Year shall mean the net income or loss of the Company for such year, determined in accordance with Code Section 703(a), increased by any income exempt from federal income tax and decreased by any expenditure of the Company described in Code Section 705(a)(2)(B), or treated as such pursuant to Regulations Section 1.704-1(b)(2)(iv)(i). Without limiting the generality of the foregoing, Net Income and Net Loss shall reflect any gains or losses realized by the Company on the sale, exchange or other disposition of Company assets and all deductible Company expenses, including, without limitation, (i) any deduction or amortization of expenses incurred in connection with the formation and organization of the Company, (ii) any guaranteed payments (within the meaning of Code Section 707(c)), (iii) any taxes imposed on the Company, (iv) interest payable by the Company, and (v) general operating expenses of the Company. Net Income and Net Loss shall be determined net of items of Company gross income, gain, loss, or deduction specially allocated pursuant to Sections 3.6 and 3.9 hereof.

(i) The "Percentage Interest" of a Member shall mean, from time to time, the ratio, expressed as a percentage, of the number of Units of such Member to the aggregate number of Units of all Members; provided, however, that (i) if a Member owns more than one class of Units, and such Member's Percentage Interest is being determined in connection with any matter with respect to which not all the classes of Units are entitled to vote thereon, then for such purpose, such Member's Percentage Interest shall be the ratio, expressed as a percentage, of the number of Units of such Member that are entitled to vote on such matter to the aggregate number of Units of all Members entitled to vote thereon.

(j) "Pro Forma Fully Diluted Basis" shall mean the capitalization of the Company on a fully diluted basis with such calculation being made as if all of the Unissued Reserved Class B Units, if any, were issued and outstanding as of the date of determination.

(k) "Pro Forma Percentage Interest" shall mean the Percentage Interest a Class C Member otherwise would have had if immediately following a Dilutive Event such Percentage Interest had not been adjusted pursuant to Section 6.4.

(l) "Regulations" shall mean the income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

(m) "Unrecovered Capital" shall mean, as to a particular Member at a particular time, the excess, if any, of the aggregate Capital Contributions of such Member up to such time over all amounts theretofore distributed to such Member as a return of such Member's Capital Contributions pursuant to Section 3.8(b)(ii) hereof. Upon each revaluation of the Company's assets pursuant to Section 3.4(b) hereof, the Members' Unrecovered Capital amounts shall be adjusted to equal their respective Capital Accounts immediately following the adjustments to Capital Accounts required under Section 3.4(b) hereof as a result of such revaluation, and such adjusted Unrecovered Capital amounts shall thereafter be affected only by Capital Contributions and distributions in respect of Unrecovered Capital made contemporaneously with or subsequent to such revaluation.

3.2 Capital Contributions; New Members.

(a) As of the execution and delivery of this Agreement or in the case of certain Class A or Class B Members, substantially concurrent with the execution and delivery of this Agreement, the Class A Members and the Class B Members have made or will make one or more Capital Contributions to the Company (the "Initial Capital Contributions").

(b) Except as expressly required pursuant to this Agreement, no Member shall be required to contribute capital to the Company for any purpose including, without limitation, to restore a deficit in the Member's Capital Account existing at any time.

(c) If the Board determines that the Company requires additional funds for any Company purpose (the "Required Amount"), then the Company shall advise each Class A Member and Class B Member (each, an "Eligible Member") in writing (the "Contribution Notice") of the Required Amount, the purpose(s) for such Required Amount, and such Eligible Member's share of such Required Amount, which share shall equal such Eligible Member's Percentage Interest multiplied by the Required Amount (such Member's "Contribution Share"). Each Eligible Member shall then have fifteen (15) days from the date of delivery of the Contribution Notice to contribute such Eligible Member's Contribution Share to the Company. Subject to Section 3.3(e), no Eligible Member shall be liable for the failure or refusal to contribute such Eligible Member's Contribution Share to the Company.

(d) If any Eligible Member fails to make (in whole or in part) such Eligible Member's Contribution Share as set forth in such Eligible Member's Contribution Notice (any such Eligible Member is herein referred to as a "Noncontributing Member"), then any Eligible Member that has made his, her or its Contribution Share in full (any such Eligible Member is herein referred to as a "Contributing Member"), shall be notified of the shortfall amount (the "Shortfall Notice") and shall have the option to make the Contribution Share not made by the Noncontributing Member. In the event that more than one Contributing Member desires to make an additional Capital Contribution on account of the Noncontributing Member, each such Contributing Member shall be permitted to participate in proportion to their respective Percentage Interests and shall have ten (10) days from the date of delivery of the Shortfall Notice to contribute such additional Capital Contribution.

(e) Upon the making of the Capital Contributions in connection with the Contribution Notice and/or Shortfall Notice (if any) (the "Additional Capital

Contributions"), the Percentage Interest of each Member (including each Class B Member) shall be adjusted to equal the percentage which (i) the sum of the Capital Contributions of such Member made in connection with the Contribution Notice and/or Shortfall Notice (if any) plus the aggregate value of the Units held by such Member immediately prior to the Additional Contribution (based on the fair market value of the Company determined in the manner described in Section 3.3(f) below) comprises of (ii) the sum of (A) the aggregate of all Additional Contributions made by all Members in connection with the Contribution Notice and/or Shortfall Notice plus (B) the value of the Units held by all Members immediately prior to the Additional Contribution, and the number of Units deemed held by each Member shall be correspondingly adjusted.

(f) For purposes of Section 3.3(e), the fair market value of the Company shall be reasonably determined in good faith by the Board on the basis of the amount which the Company would receive as a result of an all-cash sale of its assets, and the assumption by the buyer of its liabilities and obligations, in an arm's-length transaction with an unaffiliated third party consummated on the date of the Contribution Notice, such amount to be reduced by all other liabilities, costs and expenses which would be expected to be incurred or payable by or on behalf of the Company in connection with such sale. The determination of fair market value by the Board shall be final and binding on all Members.

(g) The provisions of this Section 3.3 set forth the sole rights and remedy of the Company and the other Members in the event that a Noncontributing Member shall fail to timely pay any portion of such Member's Contribution Share.

(h) For the avoidance of doubt, each Member shall receive a credit to its Capital Account and Unrecovered Capital in the amount of any Additional Capital Contributions made in accordance with this Section 3.3.

(i) The Board shall be entitled, without the consent or approval of any other Member, to amend this Agreement and Schedule A hereto, from time to time, to reflect (i) the admission of any additional Members and any corresponding changes to the Percentage Interests and Units allocated among the Members and (ii) any vesting, forfeiture, distribution, valuation and/or other criteria and limitations established by the Board in accordance with this Section 3.3 and any other amendments required or contemplated by this Agreement.

3.3 Capital Accounts.

(a) A single, separate capital account ("Capital Account") shall be established and maintained for each Member in accordance with the substantial economic effect and special rule provisions of Regulations Sections 1.704-1(b)(2) and 1.704-2. The Members' respective Capital Accounts shall be kept separate and apart from the books in which the Company maintains records of the Company's adjusted tax basis in its assets and the Members' adjusted tax bases in their Company interests. Each Member's Capital Account shall be (i) increased by the amount of such Member's Capital Contributions and any Net Income and items of gross Company income and gain allocated to such Member pursuant to this Article 3 and (ii) reduced by the amount of all distributions made to such Member in respect of its interest in the Company, whether pursuant to this Article 3 or otherwise, and any Net Loss and items of gross

Company deduction and loss allocated to such Member pursuant to this Article 3. In addition, the Members' Capital Accounts are to be adjusted in accordance with Section 3.4(b) hereof, if applicable. Allocations under Section 3.4(d) hereof shall affect the Members' Capital Accounts only to the extent provided in such Section. Distributions and/or payments to Members constituting guaranteed payments shall not be considered a distribution in respect of such Member's interest in the Company, and will not affect such Member's Capital Account other than by reason of the effect of such guaranteed payments on the Net Income of the Company allocated to such Member.

(b) The assets of the Company may (and in the circumstance described in clause (iv) below, shall) be revalued on the books of the Company to equal their fair market values in accordance with Regulations Section 1.704-1(b)(2)(iv)(f) at the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis contribution to the capital of the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets (including money) as consideration for an interest in the Company; (iii) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company (or any Subsidiary) by any existing Member acting in a Member capacity or any new Member acting in a Member capacity or in anticipation of being a Member; and (iv) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i) through (iii) above shall be made only if required by and in the sole discretion of the Board. It is understood that, except as specifically set forth hereinabove, no Member shall have any expectation as to, or any claim whatsoever as to the appropriateness or lack of appropriateness of, any revaluation, and hereby expressly and irrevocably waives any and all such expectations and claims. Upon a revaluation of the Company's assets pursuant to this Section, and before giving effect to any of the then applicable triggering events described above, the fair market values of such assets shall be determined in accordance with Section 3.13 hereof and each Member's Capital Account shall be increased or decreased in accordance with Regulations Section 1.704-1(b)(2)(iv)(f) and Section 3.5 hereof. It is understood and agreed that a valuation of the Company's assets has been done as of the Effective Date and the Members' respective Capital Accounts have been adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(f) and this Section 3.4(b) as of such date to equal such Members' respective "Effective Date Aggregate Capital Account Balance" as set forth on Schedule A attached hereto. The aggregate agreed value of the Company's assets as of the Effective Date for purposes of this Section 3.4(b) is $0.

(c) When property is reflected in the Capital Accounts at a book basis different from the basis of such property for federal income tax purposes, all Net Income, Net Loss and items of gross Company income, gain, deduction and loss with respect to such property shall be determined for purposes of adjusting Capital Accounts based on the book basis of such property in accordance with Regulations Section 1.704-1(b)(2)(iv)(g).

(d) For U.S. federal income tax purposes, all gain, loss, depreciation or amortization with respect to property which is reflected in the Capital Accounts at a basis different from the tax basis of such property shall be allocated among the Members in a manner that takes into account such difference in accordance with the principles of Code Section 704(c) and Regulations Section 1.704-3 using any permissible method the Board reasonably determines in good faith is appropriate. Allocations pursuant to this paragraph (d) are solely for federal, state, and local income tax purposes and shall not affect or in any way be taken into account in computing a Member's Capital Account or share of distributions pursuant to any provision of this Agreement. Similarly, items of tax credit and tax credit recapture shall be allocated to the Members in accordance with Regulations Section 1.704-1(b)(4)(ii), but shall not be credited or charged to their respective Capital Accounts except to the extent required under Regulations Section 1.704-1(b)(2)(iv)(j).

3.4 Allocations of Net Income and Net Loss.

(a) After giving effect to, and subject to the limitations of, the regulatory allocations required under Sections 3.6 and 3.9 hereof, Net Income and Net Loss for each Company Year or other accounting period shall be allocated among the Members in the ratio of their then respective Percentage Interests.

(b) Notwithstanding anything in paragraph (a) immediately above, Net Income and Net Loss (or items of gross income, gain, loss and deduction, if necessary) realized by the Company in connection with the liquidation or dissolution and winding up of the Company pursuant to Article 4 hereof, including gain or loss realized by the Company upon the sale of its property or assets, after giving effect to, and subject to the limitations of, the regulatory and special allocations required under Sections 3.6 and 3.9 below, shall be allocated to the extent possible in a manner so as to cause the positive Capital Account balance of each Member to equal the amount such Member would be distributed if the aggregate amount available for distribution to the Members pursuant to Section 4.3(e) hereof were, subject in all respects to Section 4.3(d) hereof, distributed in the manner described in Section 3.8(b)(ii) and (iii) hereof.

(c) The Members intend that the tax allocation provisions of this Agreement will produce final Capital Account balances of the Members that will permit liquidating distributions that are made in accordance with final Capital Account balances under Section 4.3(e) hereof, subject in all respects to Section 4.3(d) hereof, to be made in the manner set forth in Section 3.8(b)(ii) and (iii) hereof. If such tax allocation provisions would fail to produce such final Capital Account balances, (i) such tax allocation provisions may be amended by the Board in its sole discretion thereof if and to the extent necessary to produce such result, and (ii) to the extent that, as determined by the Board, it is not possible to achieve such final Capital Account balances with allocations of such items for the current and future Company Years, the Board, in its sole discretion, shall be entitled to reallocate among the Members the Net Income and Net Loss (or items of gross income, gain, loss and deduction, if necessary) for prior Company Years with respect to which the Company and all affected Members would then be entitled to file an amended tax return. This Section 3.5(c) shall control notwithstanding any reallocation or adjustment of taxable income, taxable loss, or items thereof by the Internal Revenue Service or any other taxing authority.

3.5 Limitation on Net Loss Allocations. Notwithstanding any provisions of this Article 3 to the contrary, and in accordance with Section 1.704-1(b)(2)(ii)(d) of the Regulations, no Member shall be allocated Net Loss to the extent such allocation would cause or increase a deficit balance in such Member's Capital Account in excess of such Member's then Permissible Capital Account Deficit (as defined in Section 3.9(c) below). Solely for purposes of the limitation in the previous sentence, the Members' Capital Accounts shall be deemed reduced by the reasonably expected adjustments, allocations and distributions described in paragraphs (4), (5), and (6) of Regulations Section 1.704-1(b)(2)(ii)(d). Allocations of Net Loss that would be made to a Member but for such limitation shall be made to the other Members to the extent not inconsistent with such limitation.

3.6 Tax Withholding. Except as otherwise provided in this Agreement, if the Company is obligated to pay any amount to a governmental authority (or otherwise makes a payment to a governmental authority) that is specifically attributable to a Member or a Member's status as the holder of a Membership Interest (including federal, state or foreign withholding taxes, state personal property taxes, and state unincorporated business taxes), then such Person shall indemnify the Company in full for the entire amount paid and/or required to be paid (including interest, penalties and related expenses). The Board may cause the Company to offset distributions and other payments to which a Person is entitled under this Agreement or otherwise against such Person's obligation to indemnify the Company under this Section 3.7. A Member's obligation to indemnify the Company under this Section 3.7 shall survive the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 3.7, the Company shall be treated as continuing in existence. The Board may cause the Company to pursue and enforce all rights and remedies it or the Company may have against each Member under this Section 3.7, including instituting a lawsuit to collect such indemnification payment with interest calculated at the rate referred to in Section 3.2(c)(iii)(B) above (but not in excess of the highest rate per annum permitted by law).

3.7 Distributions.

(a) No distributions, whether in respect of the Net Income of the Company or otherwise, shall be made to the Members, except if, as and then only to the extent, determined from time to time by the Board in its sole discretion thereof, provided, that the Company shall make Tax Distributions (as hereinafter defined) to the extent of its available cash on hand, but subject to any and all restrictions, limitations or prohibitions on any distributions imposed by any bank(s) or other institutional creditor(s) of the Company or any of the Subsidiaries from time to time or any other financing agreements to which the Company or any of the Subsidiaries is now or hereafter may become a party.

(b) Distributions, other than distributions upon the liquidation of the Company, if and when made, shall be made as follows and, subject to paragraphs (c) and (d) of this Section 3.8, in the following order of priority:

(i) First, to each of the Members who is, or whose member(s), partner(s), shareholder(s) or other equity owner(s) is (are), subject to current taxation in the tax jurisdiction(s) of their residence with respect to their allocable share hereunder of the income of the Company, whether or not any portion of such income is distributed to such Member, in an amount equal to the excess, if any, of (A) the product of (x) the cumulative amount of taxable income that has been allocated to such Member for United States federal income tax purposes in the Company's income tax returns for all prior Company Years, reduced by the cumulative amount of all taxable losses (if any) that have been allocated to such Member for United States federal income tax purposes in such Company income tax returns for all prior Company Years and (y) the Assumed Tax Rate, over (B) all previous distributions to such Member pursuant to this Section 3.8(b)(i), Section 3.8(b)(ii) and Section 3.8(b)(iii). Distributions pursuant to this Section 3.8(b)(i) ("Tax Distributions") shall be made in proportion to the respective amounts required to be distributed to each Member pursuant hereto. The "Assumed Tax Rate" shall equal:

$$A + (B \times (1-A))$$

where A equals the maximum federal income tax rate for taxable income of individuals filing single returns under Code Section 1, and B equals the maximum applicable combined state and local income tax rate for taxable income of residents in the state with the highest income tax rate in which any Member or partner or member of a Member, or any stockholder of an S corporation which is a Member, is a resident for state income tax purposes, each such applicable rate to be (to the extent deemed practicable in the sole judgment of the Board) that rate in effect for the Company Year in which the corresponding amount of taxable income is allocated to the Members, as determined by the Board. The determination of the amount of any Tax Distributions shall be made by the Board and, as a condition thereto, each Member shall submit such calculations, certifications and other material as the Board may reasonably request.

(ii) Next, subject to paragraph (c) of this Section 3.8, to the Members in the ratio of their respective amounts of Unrecovered Capital, until the Unrecovered Capital of each Member is reduced to zero.

(iii) Thereafter, subject to paragraph (c) of this Section 3.8, to the Members in proportion to their respective Percentage Interests.

(c) Anything to the contrary contained in this Agreement notwithstanding, after taking into account Tax Distributions made pursuant to clause (i) of Section 3.8(b), if any, subsequent distributions to the Members pursuant to clauses (ii) and (iii) of Section 3.8(b) shall be adjusted as necessary to ensure that, over the period of time since the date of this Agreement, the aggregate cash distributed to a Member under this Agreement shall be equal to the amount to which such Member would have been entitled had there been no Tax Distributions.

(d) Distributions in connection with the liquidation of the Company shall be made as provided in Section 4.3 hereof.

(e) No distribution or redemption, or right thereto, pursuant to this Agreement shall be deemed or give rise to any liability or obligation of any Member to any other Member, and any rights of any Member to any such distribution or redemption shall be and constitute solely and exclusively a right against and an obligation solely of the Company itself.

3.8 Regulatory Allocations.

The following allocations shall be made in accordance with and to the extent required by Regulations Sections 1.704-2(f), 1.704-2(i), and 1.704-1(b)(2)(ii)(d). References in this Section 3.9 to "partner" and "partnership" are intended to relate to the characterization of the Members and the Company, respectively, for federal income tax purposes.

(a) If there is a net decrease in partnership minimum gain during a Company Year (determined in accordance with Regulations Section 1.704-2(d)), items of Company gross income and gain shall be allocated to the Members as quickly as possible in the amounts and manner described in Section 1.704-2(f) of the Regulations. This paragraph (a) is intended to comply with the minimum gain chargeback requirement relating to any nonrecourse liability of the Company set forth in Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) If there is a net decrease in partner nonrecourse debt minimum gain during a Company Year (determined in accordance with Regulation Section 1.704-2(i)(3)), items of Company gross income and gain shall be allocated as quickly as possible to those Members who had a share of such partner nonrecourse debt minimum gain at the end of the preceding Company Year (determined in accordance with Regulation Section 1.704-2(i)(5)) in the amounts and manner described in Regulation Section 1.704-2(i)(4). This paragraph (b) is intended to comply with the minimum gain chargeback requirement relating to nonrecourse debt set forth in Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) If a Member unexpectedly receives an adjustment, allocation or distribution described in Section 1.704- 1(b)(2)(ii)(d) of the Regulations which creates or increases a deficit balance in his, her or its Capital Account in excess of the sum (with respect to each Member, such Member's "Permissible Capital Account Deficit") of (A) such Member's share of the partnership minimum gain (as determined at the end of such Company Year in accordance with Regulation Section 1.704-2(g)), and (B) such Member's share of the partner nonrecourse debt minimum gain (as determined at the end of such Company Year in accordance with Regulation Section 1.704-2(i)(3)), then items of Company gross income and gain shall be allocated to such Member as quickly as possible to eliminate such excess, as required by Regulation Section 1.704-1(b)(2)(ii)(d), provided that an allocation pursuant to this paragraph (c) shall be made only if and to the extent such excess would exist after all other allocations provided for in this Section 3.9 have been tentatively made for such Company Year as if this paragraph (c) were not in this Section 3.9. This paragraph (c) is intended to comply with the qualified income offset requirement set forth in Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) Notwithstanding anything in this Agreement to the contrary, all items of Company gross deduction and loss attributable to partnership nonrecourse liabilities (as defined in Regulations Section 1.704-2(b)(3)) shall be allocated to the Members in the ratio of their respective Percentage Interests in accordance with the treatment of nonrecourse deductions under Regulations Section 1.704-2(e).

(e) Notwithstanding anything in this Agreement to the contrary, all items of Company gross deduction and loss attributable to a partner nonrecourse debt (as defined in Regulations Section 1.704-2(b)(4)) shall be allocated to the Member or Members that bear the economic risk of loss for such partner nonrecourse debt in accordance with Regulations Section 1.704-2(i)(1).

(f) The allocations required by Section 3.9(a) through (e) hereof and in Section 3.6 (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent permissible under the Regulations, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company gross income, gain, loss or deduction pursuant to this paragraph (f). Therefore, notwithstanding any other provision of this Article 3 (other than the Regulatory Allocations), the Board shall make such offsetting special allocations of Company gross income, gain, loss or deduction in whatever manner the Board shall reasonably determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 3.5 of this Agreement. In exercising their discretion under this Section 3.9(f), the Board shall take into account future Regulatory Allocations under Sections 3.9(a) and (b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 3.9(d) and (e). This Section 3.9(f) is intended to minimize to the extent possible and to the extent necessary any economic distortions which may result from application of the Regulatory Allocations and shall be interpreted in a manner consistent therewith.

3.9 Determination of Certain Matters.

(a) All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article 3 hereof, including the taxes thereon and accounting procedures applicable thereto, shall be determined in accordance with instructions or requirements of the Board in all cases unless expressly otherwise provided for by the provisions of this Agreement.

(b) The Board may, without the consent of any other Member, amend the provisions of this Agreement relating to the manner in which tax items are allocated to the extent necessary to comply with Regulations Sections 1.704-1(b) and 1.704-2; provided, however, that any such amendment may be made only if it is not likely to have a material effect on the amounts distributable to any Member pursuant to Article 4 hereof upon the liquidation of the Company.

3.10 No Interest on Capital. Except as provided in this Agreement, no Member shall be entitled to receive any interest on or in respect of any amount allocated to such Member's Capital Account or on or in respect of any distribution or withdrawal therefrom or thereof permitted under this Agreement.

3.11 Withdrawals by Members. Except as expressly provided in this Agreement, no Member (whether upon such Member ceasing to be a member of the Company or otherwise) shall have the right to withdraw any funds or other assets, or to receive any payments or distributions, from the Company or such Member's Capital Account without the express prior written consent of the Board.

3.12 Fair Market Value Determinations. For purposes of determining the fair market value of securities and other assets pursuant to this Article 3, such securities and assets shall be valued as of the then most recent practicable date prior to the event for which such valuation is made, such valuation to be as determined in good faith on behalf of the Company in accordance with such reasonable, good faith instructions or determinations as the Board shall make or establish or by such appraiser as the Board shall select.

ARTICLE 4

DISSOLUTION

4.1 Grounds. The Company shall be dissolved and its affairs shall be wound up upon the approval of holders of a Majority in Interest.

4.2 No Right to Retire, etc. or Cause Dissolution. No Member shall have the right to retire, resign or withdraw (as such terms are used in the Act) as a Member or otherwise cause, voluntarily or involuntarily, a dissolution of the Company other than as expressly permitted under the Act, or in connection with a transfer permitted pursuant to Article 5 hereof, and any such action or any such dissolution caused by a Member, other than as so permitted, shall be null and void and shall constitute a breach by such Member of its obligations under this Agreement. Notwithstanding any provision of the Act to the contrary, no Member shall be entitled to any payment or distribution upon any such action or upon ceasing to be a member of the Company for any reason, except as may be expressly provided to the contrary in this Agreement. This Section 4.2 expressly overrides any rights to distributions or other payments to which a Member or any assignee thereof might otherwise be entitled under any provision of the Act.

4.3 Liquidation. Upon dissolution of the Company, (i) the Company's assets will be liquidated in an orderly and business-like manner so as not to involve undue diminution in value thereof, and (ii) the following actions and distributions out of the assets of the Company will be taken and made in the following manner and order:

(a) first, the Company will pay or establish reserves for all debts and liabilities of the Company to Persons other than Members, with respect to the Founder Investment and expenses of liquidation in the order of priority provided by law;

(b) then, the Company will establish any reserves which the Board shall reasonably deem necessary to provide for contingent liabilities or obligations of the Company; provided, however, that, at the expiration of such period of time as the Board may reasonably deem advisable, the balance of any reserves shall be paid or distributed as provided in clauses (c) through (f) of this Section 4.3 (in the order of priority thereof), it being agreed that such reserves may, at the election of the Board, be paid over to an independent escrow agent to be held by it as escrowee for the purpose of disbursing such reserves in payment of any of the aforesaid contingencies;

(c) then, the Company will pay out of the balance of such assets, if any, the outstanding balance of all remaining debts and liabilities of the Company to the Members to whom the same are owed, pro rata;

(d) then, the Company will pay the Class A and Class B Members, pro rata, to the extent, with respect to each such Class A and Class B Member of the excess, if any, of (i) their respective Initial Capital Contribution, over (ii) the aggregate amount of distributions received by such Class A and Class B Members pursuant to Section 3.8(b);

(e) then, the Company will pay to the Members, pro rata, to the extent of their respective positive Capital Account balances (determined after giving effect to all allocations called for by Article 3 hereof and the distributions called for by Section 4.3(d)); and

(f) then, the Company will pay the balance, if any, of such assets to the Members in proportion to their respective Percentage Interests.

Except as otherwise expressly provided herein, no Member shall have any rights or claims against the Company or any other Member with respect to the respective Capital Accounts of the Members.

4.4 Deferral of Distribution. Notwithstanding the provisions of Section 4.3 immediately above, if, upon dissolution of the Company, the Board shall reasonably determine that sale of part or all of the Company's assets would cause undue loss to the Members, the Board may, in order to avoid such losses, require the Company to defer the liquidation of, and to withhold from distribution for a reasonable time, any such assets of the Company.

4.5 No Restoration Obligations. No Member shall have any obligation to restore any deficit balance in its capital account following the "liquidation" (as such term is defined in Regulations Section 1.704-1(b)(2)(ii)(g)) of its interest in the Company.

4.6 No Right to Partition. The Members, on behalf of themselves and their heirs, personal representatives, successors and assigns, hereby specifically renounce, waive and forfeit all rights, whether arising under contract or statute or by operation of law, to seek, bring or maintain any action in any court of law or equity for partition of the Company, or any interest which is considered to be Company assets, regardless of the manner in which title to any such assets may be held.

4.7 Cancellation of Articles. Following completion of the distribution of Company assets as provided herein, and in any such event at such time as the Board shall determine, the Company shall be terminated (and the Company shall not be terminated prior to such time), and the Board (or such other Person or Persons as the Act may require or permit) shall be entitled and authorized to file a certificate of cancellation with the Department of State of the State of New York, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company.

The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 4.7.

ARTICLE 5

RESTRICTIONS ON TRANSFER OF MEMBERSHIP INTEREST

5.1 Restrictions on Transfer. Except with the prior consent of the Board, none of the Members shall have the right to sell, assign, exchange, pledge, transfer, donate, bequest, hypothecate, gift, convey, encumber, or otherwise dispose of all or any part of their Membership Interest or any legal or equitable interests or rights therein (each, a "**Transfer**"), and no such Person shall have any right to substitute a transferee in such Person's place as a Member, except for a Transfer (a) to the Company, (b) to a Permitted Transferee, (c) in connection with the exercise of a Class A and Class B Member Right of First Refusal pursuant to Section 5.3 of this Agreement, (d) in connection with a Drag-Along Transaction pursuant to Section 5.4 of this Agreement, (e) in connection with the exercise of Tag-Along Rights by a Tag-Along Member pursuant to Section 5.5 of this Agreement, or (f) in connection with the exercise of a Participation Right by a Major Class A and Class B Member pursuant to Section 5.6 of this Agreement. Any such unpermitted purported Transfer shall be null and void ab initio and of no force or effect.

5.2 Additional Restrictions on Transfers and Admissions.

(a) Notwithstanding any other provisions of this Article 5, no Transfer of a Member's Membership Interest pursuant to Section 5.1 nor admission of any new or additional Member may be made if, in the reasonable, good faith judgment of the Board (it being understood, however that the requirements of this Section 5.2(a) may be waived, in whole or in part, at the discretion of the Board):

(i) such Transfer or admission would cause the Company to lose its status as a partnership that is not a publicly-traded partnership for federal income tax purposes;

(ii) such Transfer or admission would violate any federal securities laws or any state or local securities or "blue sky" laws (including any investor suitability standards) applicable to the Company or the Membership Interest to be Transferred;

(iii) such Transfer or admission would cause Membership Interests to be treated as "plan assets" within the meaning of Section 2510.3-101 of the Labor Department Regulations, if at the time of such transaction any Member is a United States "benefit plan investor" within the meaning of such Regulations and Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended; or

(iv) such Transfer is to (x) an entity which, in the determination of the Board, directly or indirectly competes with the Company, or (y) any customer, distributor or supplier of the Company, if the Board reasonably determines in good faith that such Transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

(b) In the event a Transfer of a Member's Membership Interest (or a portion thereof) is consented to or permitted as provided herein, then it shall be deemed in each instance a condition to such consent or permission that the transferor and the transferee shall agree in writing to be bound by the provisions of this Agreement and execute and deliver to the Company such instruments and agreements relating to such Transfer and/or any of the matters referred to in Section 5.2(a) above as the Board or the Company shall reasonably require.

(c) Any purported Transfer by any Member of the whole or any part of any Membership Interest or other interest in the Company, or admission of any new Member by reason of such Transfer, that is not made in compliance with this Article 5 shall be null and void ab initio.

5.3 Rights of First Refusal.

(a) Except as provided in clause (f) below, if any Class A Member or Class B Member desires to Transfer any or all Units (the "Offered Units") held by such Member (a "Selling Member") in response to a bona fide written offer (an "Offer") from any Person other than an Affiliate or Permitted Transferee of such Selling Member (an "Offeror"), such Selling Member shall first give notice (an "Offer Notice") to the Company and to the Class A and Class B Members of such desire to Transfer such Offered Units together with, if required by Section 5.5, a Tag-Along Notice pursuant to Section 5.5. Each Offer Notice shall identify the Offeror and contain an offer to sell the Offered Units to the offerees set forth in this Section 5.3 and shall set forth (i) the number and class of the Offered Units, (ii) the price at which such Offered Units are offered (the "Offer Price"), (iii) the other material terms and conditions of purchase by the Offeror (the "Offer Terms"), and (iv) if required by Section 5.5, the opportunity to participate in the sale of the Offered Units in accordance with Section 5.5. The Company shall cooperate and make available to each recipient of an Offer Notice sufficient information (which information may be subject to a confidentiality agreement) to enable a reasonable purchaser to evaluate the Offer Price and the Offer Terms.

(b) Upon the giving of an Offer Notice, the Company (upon the affirmative vote of the majority of the Directors) shall have the right (the "Company Right of First Refusal") to elect (by written notice (a "Company Election Notice") given to the Selling Member and each Class A and Class B Member within twenty (20) days after the Company's receipt of the Offer Notice), to purchase all or any portion of the Offered Units at the Offer Price and upon the Offer Terms indicated in the Offer Notice. In the event the Company fails to deliver a Company Election Notice to the Selling Member within the time period set forth herein or elects to purchase less than all of the Offered Units (such shortfall being referred to herein as the "Remaining Units"), then the Selling Member shall notify (a "Remaining Units Notice") each Class A and Class B Member of the number of Remaining Units and each of the Class A and Class B Members shall have the right (each a "Class A and Class B Member Right of First Refusal" and together with the Company Right of First Refusal, the "Rights of First Refusal") to elect (by written notice (a "Class A and Class B Member Election Notice" and together with the Company Election Notice, the "Election Notices") given to the Selling Member and the Company within ten (10) days after such Class A and Class B Member's receipt of the Remaining Units Notice) to purchase such Class A and Class B Member's pro rata share (based upon the proportion of the outstanding Class A and Class B Units at such time held by such Class A and Class B Member) of the Remaining Units at the Offer Price and upon the Offer Terms indicated in the Offer Notice and each Class A and Class B Member shall also indicate in such Class A and Class B Member Election Notice the number, if any, of additional Remaining Units (in excess of such Class A and Class B Member's pro rata amount) such Class A and Class B Member is willing to purchase in the event that one or more Class A and Class B Members do not elect to purchase its pro rata share of the Remaining Units pursuant to this Section 5.3. The Class A and Class B Member(s) exercising the Class A and Class B Member Right of First Refusal being the "Exercising Members". In the event that a Class A and Class B Member does not elect to purchase at least its pro rata share of the Remaining Units, such Remaining Units shall be apportioned among the Exercising Members (pro rata based on the amount of additional Remaining Units in excess of the pro rata amount each Exercising Member has elected to purchase or in such other proportion as such Exercising Members shall mutually agree).

(c) If, after such apportionment among the Exercising Members, the Exercising Members do not elect to purchase all of the Remaining Units, then the Selling Member may, at any time within a period of sixty (60) days from the expiration of the Class A and Class B Member Right of First Refusal, sell all, but not less than all, of the Offered Units to the Offeror at the Offer Price and on the Offer Terms. In the event the Selling Member has not sold the Offered Units to the Offeror within such sixty (60) day period, then such Selling Member's right to sell to the Offeror pursuant to such Offer shall terminate.

(d) If, at any time, the Offeror makes one or more new Offers at a price or upon terms which are substantively different than those previously offered to the Selling Member, then each such new Offer shall be treated as a new Offer subject to the provisions set forth in this Section 5.3.

(e) The closing for all purchases by the Company and/or the Exercising Members, as the case may be, provided for in this Section 5.3 shall be held at the office of the Company on the tenth (10th) day after the giving of the Election Notice(s) covering all of the Offered Units, or such earlier date as the Company and/or the Exercising Members, as the case may be, shall specify to the Selling Member on not less than five (5) days' prior written notice. If the aforesaid closing date falls on a Saturday, Sunday or legal holiday, then the closing shall be held on the next succeeding business day.

(f) Notwithstanding anything to the contrary set forth in this Agreement, (i) neither the Company nor any Class A and Class B Member shall have a Right of First Refusal in connection with, and this Section 5.3 shall not apply with respect to, the exercise of the Company's Repurchase Option as contemplated by Section 3.2(c) or a Drag-Along Transaction and (ii) a transaction in which the Company and/or one or more Exercising Members purchase all of the Offered Units in accordance with this Section 5.3 shall not give rise to any Tag-Along Right.

5.4 Drag-Along Right.

(a) In the event a bona fide proposal to purchase any or all of the Membership Interests (a "Buy-Out Proposal") is received from a third party (a "Third Party Buyer"), which proposal is approved by the Board and the holders of a majority of the Class A Units (the "Electing Class A Members") as being subject to this Section 5.4 (a "Drag-Along Transaction"), the Company may give notice to the other Class A Members and the Class B Members and the Permitted Transferees of all or any portion of the Membership Interests thereof (each such other Class A Member and Class B Member and each such Member's Permitted Transferees are collectively referred to in this Section 5.4 as an "Obligated Member") of the election of the Board and the Electing Class A Members to compel the Obligated Members to sell their respective Membership Interests to the Third Party Buyer (the "Drag-Along Notice") as and to the extent provided below. The Drag-Along Notice shall be accompanied by a description of the material financial terms of the Buy-Out Proposal.

(b) In the event that the Company shall give a Drag Along Notice in accordance with Section 5.4(a), each Obligated Member shall consent to the Buy-Out Proposal and shall sell such portion of such Member's entire Membership Interest as is determined by the following sentence, to such Third Party Buyer at the Buy-Out Proposal Price (as hereinafter defined) pursuant to the terms of the Buy-Out Proposal. Each Obligated Member shall sell pursuant to this paragraph (b) such portion of such Member's Membership Interest as is equal to the proportion that the Class A Interests of the Electing Class A Members which the Electing Class A Members intend to sell pursuant to the Buy-Out Proposal bears to all of the Class A Interests then owned by the Electing Class A Members (the "Drag-Along Percentage"). "Buy-Out Proposal Price" means, with respect to any Obligated Member, the portion of the aggregate net purchase price paid to all the Members in respect of their Membership Interests pursuant to the Drag-Along Transaction which such Member would receive with respect to the Drag-Along Percentage of the Membership Interest of such Member in a hypothetical distribution pursuant to Section 4.3 of this Agreement of such aggregate net purchase price upon consummation of such Drag-Along Transaction.

(c) If the Drag-Along Transaction is structured as a (i) merger, consolidation, reorganization or conversion, then each Member hereby agrees to waive any dissenters' rights, appraisal rights or similar rights in connection with such Drag-Along Transaction, or (ii) sale of Membership Interests, then each Member hereby agrees to sell, on the terms and conditions approved by the Board and the Electing Class A Members in accordance with this Section 5.4, that portion of its Membership Interests set forth in such Drag-Along Notice, free and clear of all liens, claims and other encumbrances. The Company shall bear the reasonable costs and expenses incurred by the Company or any of the Electing Class A Members in connection with a Drag-Along Transaction covered by a Drag-Along Notice. Costs and expenses incurred by an Obligated Member on such Member's own behalf will not be considered costs or expenses of such Member in respect of the Drag-Along Transaction or covered by the preceding sentence. Each Member shall deliver all appropriate instruments, agreements and documentation reflecting the sale, transfer and assignment of that portion of its Membership Interest covered by the Drag-Along Transaction, and the obligations set forth in this paragraph (c), and shall take all other necessary or desirable actions in connection with the consummation of such Drag-Along Transaction, in each such instance, as reasonably required by the Board.

(d) Each Obligated Member with a Percentage Interest in excess of five (5) percent hereby makes, constitutes and appoints each of the officers and Authorized Agents of the Company singly, in such Person's official Company capacity, as such Obligated Member's true and lawful attorney-in-fact for it and in its name, place, and stead and for its use and benefit, to sign, execute, certify, acknowledge, swear to, file and record any instrument that may hereafter be deemed necessary by the Company or the Board in its reasonable discretion to carry out the purposes and intent of the provisions of this Section 5.4. Each Obligated Member with a Percentage Interest in excess of five (5) percent hereby gives such attorney-in-fact the power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in connection with such Obligated Member's obligations and agreements pursuant to this Section 5.4 as fully as such Obligated Member might or could do personally, and hereby ratifies and confirms all that any such attorney-in-fact shall lawfully do or cause to be done by virtue of the power of attorney granted hereby. The power of attorney granted pursuant to this Section 5.4 is a special power of attorney, coupled with an interest, and is irrevocable, and shall survive the bankruptcy, death, dissolution or cessation of existence of the applicable Obligated Member.

5.5 Tag-Along Rights.

(a) In the event that any Class A Member desires to Transfer any or all Units (the **"Subject Units"**) held by such Member (a **"Subject Member"**) in response to a bona fide written offer from any Person other than an Affiliate or Permitted Transferee of such Subject Member (a **"Subject Offeror"**) in a transaction which has been approved by the Board, then each of the Class A Members (the "Tag-Along Members" or **"Tag-Along Member"**, as the case may be) shall have the right (the "Tag-Along Right") to require, as a condition to the proposed Transfer by the Subject Member to the Subject Offeror, that such Subject Offeror also purchase and/or acquire the portion of each such Tag-Along Member's Class A Units (the "Tag-Along Interests") which bears the same proportion to each Tag-Along Member's entire number of Units, as the Subject Units bear to the Subject Member's entire number of Units ("Tag-Along Sale"). In the event of such proposed Transfer by the Subject Member, the Subject Member shall provide written notice (the "Tag-Along Notice") to the Company and each of the Tag-Along Members setting forth (i) the identity of the Offeror, (ii) the number and class of the Subject Units, (iii) the proportion that the Subject Units bear to the Subject Member's entire number of Units, (iv) the price at which such Subject Units are offered (the **"Tag-Along Price"**), and (v) the other material terms and conditions of purchase by the Offeror (the **"Tag-Along Terms"**).

(b) The Tag-Along Right provided for in this Section 5.5 may be exercised by any Tag-Along Member by delivery of a written notice to the Company and the Subject Member (the "Tagging Notice"), within ten (10) days following receipt by such Tag Along Member of the Tag-Along Notice. If a Tag-Along Member does not deliver a Tagging Notice within such ten (10) day period, the Tag-Along Member shall be deemed to have waived its Tag-Along Right with respect to the proposed Transfer.

(c) Upon the consummation of a Tag-Along Sale, each participating Tag-Along Member shall be entitled to receive a portion of the aggregate purchase price which such Member would receive with respect to such Member's Units in a hypothetical distribution pursuant to Section 4.3 hereof.

(d) If the Tag-Along Member shall have delivered a Tagging Notice within the ten (10) day period referred to in clause (b) above, the purchase of the Tag-Along Member's Tag-Along Interests shall be made contemporaneously with the purchase of the Subject Members' Units.

5.6 Class A Member Participation Rights. In the event that the Company offers, grants or sells any Units or other equity securities of the Company after the Effective Date, other than Units or other equity securities of the Company offered, granted or sold in connection with an Excluded Issuance, each Major Class A Member shall have the right to purchase (a "Participation Right") a number of Units or other equity securities in or after such equity offering (at the price and on the terms applicable to such equity offering), so as to maintain its then-existing Percentage Interest (on a Pro Forma Fully Diluted Basis). Such Participation Right shall be provided not later than twenty (20) business days after the closing of such offering, and must be exercised, if at all, not later than five (5) business days after the provision thereof.

ARTICLE 6

CERTAIN OTHER AGREEMENTS

6.1 Company Obligations. Except as may be expressly set forth in this Agreement, no obligation of the Company under the Agreement shall in any manner constitute an obligation of or be deemed guaranteed in any manner by any Member.

6.2 Supplementary Agreements. The Board may authorize any Authorized Agent on behalf of the Company to enter into supplementary agreements with (a) one or more Members regarding the rights and obligations of such Member(s) with respect to the Company and/or (b) one or more employees or independent contractors of the Company or any Subsidiary regarding the rights and obligations of such employee(s) or independent contractors with respect to the Company and such Subsidiary(ies). Among other things, such agreements may provide for allocations and distributions, vesting requirements, and/or Transfer restrictions applicable to such Members (which may or may not differ from the provisions hereof with respect to one or more aspects of such matters), and/or bonuses and other compensation to such employees or independent contractors. In the event of any conflict between the terms of such agreements and the terms of this Agreement with respect to the rights and obligations of such signatory Member, the terms of such agreements shall control. Notwithstanding anything herein, under no circumstances may a supplementary agreement considered in this Section 6.2 affect the rights and obligations of any Member not party to such an agreement.

6.3 Conversion to Corporation.

(a) At such time and in such manner as the Board shall determine to be appropriate, the Board shall be entitled to cause the Company to be converted into and reconstituted as a corporation incorporated in New York, Delaware or any other jurisdiction (the "Corporation"), whether by statutory conversion, merger, transfer and/or contribution of assets and liabilities of the Company to the Corporation in exchange for shares of capital stock of the Corporation (and distribution of such shares to the Members in liquidation of the Company) or otherwise (a "Conversion", and the actual date of such Conversion being referred to herein as the "Conversion Date"). As of the Conversion Date, each Member shall, to the extent hereinafter provided, be entitled to receive a capital share ownership interest in the Corporation substantially equivalent, as reasonably determined by the Board, to the Units comprising such Member's Membership Interest as of the Conversion Date. Each of the Members hereby agrees to cooperate fully with such Conversion and enter into one or more stockholders' agreements which shall reflect each of their respective rights and obligations as stockholders of the Corporation, which rights and obligations shall be substantially equivalent to the respective rights and obligations of the Members under this Agreement, and with such changes taking account of the differences between the Company and the Corporation and the laws governing the same, as the Board shall reasonably determine.

(b) In furtherance of the foregoing, upon a Conversion, Members shall be issued capital stock interests in the Corporation in accordance with the following:

(i) Each Member shall be entitled to receive the number of shares of common stock in the Corporation.

(ii) If and to the extent determined by the Board, each Class A Member and Class B Member shall also be issued in respect of the balance of such Member's Unrecovered Capital, preferred stock of the Corporation with an aggregate redemption price and liquidation preference equal in the aggregate to such Unrecovered Capital, and otherwise with such rights, preferences and privileges as are, in the reasonable, good faith judgment of the Board, equivalent to the rights, preferences and privileges to which Class A Members and Class B Members are entitled under this Agreement in respect of their respective Capital Accounts.

6.4 Anti-Dilution Protection. Concurrently with the closing of each transaction constituting a Dilutive Event, the Percentage Interest with respect to each Class A and Class B Member shall be increased to equal the product of (a) the Pro Forma Percentage Interest that would be in effect immediately following the closing of the Dilutive Event but for this Section 6.4 multiplied by (b) the Adjustment Amount for such Dilutive Event, and the number of Class A and Class B Units held or owned by such Class A and Class B Member shall be accordingly adjusted.

ARTICLE 7

BOOKS AND RECORDS; ACCOUNTING

7.1 Books and Records. At all times during the continuance of the Company, the Company shall maintain, at its principal place of business, separate books of account for its operations in accordance with generally accepted accounting principles and in accordance with applicable tax accounting principles.

7.2 Accounting Method. For both financial and tax reporting purposes and for purposes of determining profits and losses, the books and records of the Company shall be kept on the method of accounting as determined by the Board.

7.3 Audit/Schedules K-1. At any time at the sole discretion of the Board, the financial statements of the Company and the Subsidiaries may be (but shall not be required to be) audited by an independent certified public accountant, selected by the Board, with such audit to be accompanied by a report of such accountant containing its opinion. The cost of such audits, if any, will be an expense of the Company. A copy of any such financial statements and will be made available for inspection by the Members. The Company will cause the timely preparation and distribution of Schedules K-1 to each Member.

7.4 Reports to Members. The Company shall provide to each Class A and Class B Member:

(a) no later than thirty (30) days after the end of each fiscal quarter (other than the last fiscal quarter of each fiscal year), financial statements for the Company for such quarter in the form determined by the Board;

(b) as soon as practicable after the end of each fiscal year, audited statements of income, changes in Members' capital and changes in financial position of the Company for such year, and an audited balance sheet of the Company as at the end of such year, setting forth in each case in comparative form corresponding figures from the preceding annual financial statements, all in reasonable detail and satisfactory in scope to the Board; and

(c) promptly upon receipt thereof, a copy of each other report submitted to the Company by independent accountants in connection with any annual, interim or special audit made by them of the books of the Company.

7.5 Fiscal Year. The fiscal year of the Company shall be calendar year or such other period as shall be determined by the Board.

ARTICLE 8

MISCELLANEOUS

8.1 Confidentiality. The Members acknowledge that they may receive Confidential Information from or regarding the Company. For purposes of this Agreement, "Confidential Information" means and includes (a) financial statements or other financial information or data (historical or prospective) of or relating to the Company that has not been publicly disclosed by the Company; (b) information that the Company maintains in confidence and that has actual or potential economic value to the Company because it is not generally known to others and is not readily ascertainable by them, including, without limitation, trade secrets and information relating to the Company's marketing and business plans and strategies and information concerning the design and production of any current or future projects of the Company; (c) information entrusted to the Company in confidence by third parties; and (d) information reasonably designated by a Member or the Board as confidential information. Each Member shall hold in strict confidence any Confidential Information and may not disclose it to any Person other than another Member, except for disclosures (i) compelled by law, (ii) to advisers or representatives of the Member, but only if the recipients are bound by obligations of confidentiality with respect thereto, or (iii) of information that the Member also has received from a source independent of the Company that the Member reasonably believes obtained that information without breach of any obligation of confidentiality. The Members agree that breach of the provisions of this Section 8.1 may cause irreparable injury to the Company for which monetary damages (or other remedy at law) are inadequate in view of (y) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a Member to comply with such provisions, and (z) the uniqueness of the Company's business and the confidential nature of the information described in this Section 8.1. Accordingly, the Members agree that the provisions of this Section 8.1 may be enforced by specific performance in accordance with the provisions of Section 8.5 hereof.

8.2 Publicity. The Class A and Class B Members will jointly prepare and agree upon the public announcements (press release or otherwise) regarding the execution of this Agreement and/or their entry into the collaboration hereunder. Thereafter, any press release or other publicity relating to the business of the Company may be released by the Company, provided that the Board shall have the right (but need not be given the opportunity) to object to the content of any such press release or other publicity.

8.3 Amendments.

(a) Except as otherwise provided in this Section 8.3, and subject in all respects to Section 2.1(g)(i) hereof, this Agreement may not be amended except by a writing approved by the Board and executed by Members holding a Majority in Interest; provided that if any such amendment disproportionately and adversely affects any Member or class of Members, such amendment shall require the approval of each affected Member which holds at least 5% Percentage Interest.

(b) The Board may amend this Agreement without the consent of any Member (i) to reflect changes validly made in the membership of the Company and corresponding changes in the terms and provisions of this Agreement necessary to reflect or conform with any such change in membership, (ii) to reflect changes permitted in accordance with this Agreement in the Capital Accounts and/or Percentage Interests of the Members, (iii) to clarify any ambiguities herein or to appropriately adjust any mechanics or procedures set forth herein so long as the rights of the Members are not prejudiced (in more than an insignificant manner) thereby, or (iv) if such amendment is of an inconsequential nature (as reasonably determined by the Board) and does not affect the rights of the Members in any material adverse respect.

(c) Anything in the foregoing provisions of this Section 8.3 to the contrary notwithstanding, this Agreement shall be amended from time to time (without any required consent of the Members) in each and every manner reasonably deemed necessary or appropriate by the Board to comply with the then existing requirements of the Code and the Regulations and the rulings of the Treasury Department or Internal Revenue Service affecting the Company.

8.4 Power of Attorney.

(a) Each Member does hereby make, constitute and appoint each Director, signing or acting singly, with full power of substitution, as such Member's true and lawful attorney with respect to affairs of the Company, for such Member and in such Member's name, place and stead and for such Member's own use and benefit to:

(i) execute, swear to, acknowledge, deliver, file and record on its behalf in the appropriate public offices and publish (A) the Articles; (B) all instruments which the Board shall deem appropriate to reflect any amendment, change (including but not limited to a change of membership) or modification of the Company or this Agreement in accordance with the terms of this Agreement; (C) certificates of fictitious or assumed name; (D) all certificates and other instruments and all amendments thereto which the Board shall deem appropriate or necessary to qualify, or continue the qualification of, the Company as a limited liability company wherein a Member has limited liability in the jurisdictions in which the Company may conduct business; (E) all conveyances and other instruments or documents which the Board shall deem appropriate or necessary to reflect the dissolution and termination of the Company pursuant to the terms of this Agreement; (F) all instruments relating to the admission, withdrawal or substitution of any Member, the permitted Transfer of all or any part of any Membership Interest, and the issuance of additional Membership Interests, as may be permitted under this Agreement; and (G) all instruments or other documents which the Board shall deem appropriate in order to exercise any remedy under this Agreement; and

(ii) take any actions, comparable to those set forth in Section 8.4(a)(i), with respect to any limited liability company or other Person in which the Company owns an interest.

(b) The power of attorney granted under this Section 8.4 by the Members is a special power of attorney coupled with an interest and is irrevocable, shall not be affected by any subsequent incapacity or mental incompetence and is executed pursuant to the terms of the applicable laws of any state or other jurisdiction in respect to the creation of durable powers of attorney. It may be exercised for the Members who have granted such power of attorney by a facsimile signature of a Director or by listing all of such Members executing any instrument over the signature of a Director acting as Attorney-in-Fact for all of them. This Power of Attorney will survive the delivery of an assignment by such a Member of the whole or any portion of such Member's Membership Interest, except that in cases in which the assignee thereof has been approved by the Board for admission to the Company as a substituted Member, the power of attorney shall survive the delivery of such assignment for the sole purpose of enabling each Director to execute, acknowledge and file instruments necessary to effect such substitution.

8.5 Specific Performance. The parties hereto agree that money damages or other remedy at law would not be sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by them and that, in addition to all other remedies available to them, each of them shall be entitled to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including without limitation specific performance, without bond or other security being required.

8.6 Entire Agreement. This Agreement, together with any Class B Member Instrument applicable to any Class B Member, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, superseding any and all prior negotiations, discussions, agreements and understandings, whether oral or written, relating to such subject matter, including without limitation, the Original Agreement.

8.7 Notices. Any and all notices, demands or requests required or permitted to be given under this Agreement shall be given in writing and addressed: to the Members, at their addresses as reflected in the records of the Company from time to time; and, to the Company, at the following addresses (and, in each case, to such other addresses as any party may respectively from time to time designate by written notice, given in accordance with the terms of this Section):

If to the Company, to:	festivalPass, LLC 324 Pearl Street 1J New York, New York 10038 Attn: Edward Vincent
with a copy (which shall not constitute notice) to:	Romano Law 55 Broad St., 18th Floor New York, New York 10005 Attn: Domenic Romano

Notices given as provided in this Section shall be deemed effective: (a) on the date hand delivered; (b) on the first business day following the sending thereof by recognized overnight courier; and (c) on the fifth calendar day (or, if it is not a business day, then the next succeeding business day thereafter) after the depositing thereof into the exclusive custody of the U.S. Postal Service with all required postage paid in full.

8.8 Certain Interpretive Matters. Whenever from the context it appears appropriate, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the words "include" or "including" in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof. Unless otherwise indicated, reference in this Agreement to a "Section" or Article" means a Section or Article, as applicable, of this Agreement. When used in this Agreement, words such as "herein", "hereinafter", "hereof", "hereto", and "hereunder" shall refer to this Agreement as a whole, unless the context clearly requires otherwise. The use of the words "or," "either" and "any" shall not be exclusive. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

8.9 Benefits of Agreement. This Agreement shall be binding upon and inure to the benefit of the respective heirs, personal representatives, successors and permitted assigns of the parties hereto; provided that nothing contained herein shall permit any assignment of any Membership Interests or any rights or obligations under this Agreement except as elsewhere expressly permitted in this Agreement. This Agreement shall not inure to the benefit of or be enforceable by any creditor of the Company or any Subsidiary or any creditor of any Member or be deemed to create any rights in favor of or be for the benefit of any Person not a party hereto.

8.10 Waivers. No waiver by any party hereto of any failure by any other party hereto to comply with any obligation under this Agreement shall be effective unless in writing and signed by the party granting such waiver, and no such waiver shall be deemed a waiver of any subsequent failure of the same or similar nature.

8.11 Severability. If any provision of this Agreement shall be held to be invalid, prohibited or unenforceable in any jurisdiction or to any extent for any reason, the validity of the remainder of this Agreement shall not be affected and the offending provision shall be deemed modified to the minimum extent necessary to make it consistent with applicable law, and, in its modified form, the provision shall then be enforceable and enforced.

8.12 Cooperation. The parties cooperated in the preparation and negotiation of this Agreement and this Agreement shall not be construed against or in favor of any party by virtue of the identity, interest or affiliation of its preparer.

8.13 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to contrary choice of law principles of such State.

8.14 Arbitration. In the event of any dispute between the Members relating to the subject matter of this Agreement, the Parties shall first attempt to resolve the matter in good faith through direct negotiations prior to calling on any remedies described below. If the Members cannot resolve the matter within fifteen (15) days of their first meeting, either party may request that the dispute shall be settled in accordance with the rules of the American Arbitration Association with the arbitration to take place in New York City, New York. If the Members cannot agree on a single arbitrator (the "Deciding Arbitrator") within ten (10) days of the matter being referred to arbitration, each Member shall name an arbitrator and the two arbitrators selected shall name a third arbitrator and such third arbitrator shall be the sole Deciding Arbitrator. The Members shall share the fees of arbitration. Judgment upon the award rendered by the Deciding Arbitrator may be entered in any court of competent jurisdiction and shall be final and legally binding upon the parties.

8.15 Headings. The headings and subheadings of Sections of this Agreement and/or any Schedule hereto are for convenience of reference only and shall not constitute part of or define or limit any of the provisions of this Agreement or such Schedule.

8.16 Execution. This Agreement may be executed by the parties hereto by facsimile signature, in counterparts, or by separate signature page or instrument, each of which shall be considered an original, and all of which shall together constitute but one and the same agreement.

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signature pages follow]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Operating Agreement of festivalPass, LLC as of the date first above written.

COMPANY:

festivalPass, LLC

By: Edward Vincent
Name: Edward T. Vincent
Title: Chairman & CEO

CLASS A MEMBERS:

IF YOU, LLC

By: Edward Vincent
Name: Edward T. Vincent
Title: Member

Townsquare Media, Inc.

By: ______________________
Name: Michael Josephs
Title: Executive Vice president